EXHIBIT 2.1

AGREEMENT OF PURCHASE AND SALE

Among

Mayflower Vehicle Systems, Inc.,

(“Seller”),

Mayflower Vehicle Systems Michigan, Inc.,

Wayne Stamping and Assembly, LLC,

and

Wayne-Orrville Investments, LLC

(with Seller, “Sellers”)

and

CVG Acquisition LLC

(“Purchaser”)

Dated as of February 7, 2005

v

DISCLOSURE SCHEDULE

1.01(A)	Products
1.01(B)	Reference Net Working Capital Statement
1.01(C)	Retained Intellectual Property
1.01(D)	Retained Shared Contracts
1.01(E)	South Charleston Site
2.01(a)(v)	Assumed Contracts
2.02(b)(i)	Guarantees
2.10 (a)	Use of Proceeds
3.03(iii)	No Conflict
3.04(i)	Governmental Consents and Approvals
3.04(ii)	Non-United States Approvals
3.06(a)	No Undisclosed Liabilities
3.06(b)	No Liens
3.07	Conduct in the Ordinary Course; Absence of Certain Changes, Events and Conditions
3.08	Litigation
3.09	Environmental Matters
3.10(a)	Material Contracts
3.10(c)	Loyalty Bonus Payments
3.11(a)	Intellectual Property
3.12(a)	Owned Real Property
3.12(b)	Leased Real Property
3.12(c)	Encumbrances Relating to the Owned Real Property
3.13(a)	Employee Benefit Plans
3.13 (b)	Employee Benefit Exceptions
3.13 (c)	Determination Letter Exceptions
3.14	Labor Matters
3.15	Taxes
3.16	Insurance
3.18	Recalls; Warranty and Product Liability Claims
3.19	Licenses and Permits
5.01(a)	Conduct of Business Prior to the Closing
5.01(b)	Absence of Certain Changes, Events and Conditions Prior to the Closing
5.03(d)	Third Party Consents
6.01	Business Employees
6.03	Retained Plans
6.04	Former Non-Vested Employees of Sellers’ South Charleston Business
6.09	Post-Retirement Welfare Benefits
9.05	List of Persons for Sole Remedy Carve-Out

EXHIBITS
A	Description of Non-Owned Assets
B	Orrville Assets
C	Form of Assignment of Lease
D	Form of Trademark Assignment
E	Form of Bill of Sale, Assignment and Assumption Agreement
F	Employee-Benefits Assignment and Assumption Agreement
G	Escrow Agreement
H	Net Working Capital Worksheet
I J	Seller Accounting Principles Transition Services Agreement
K	Allocation of the Purchase Price and the Assumed Liabilities
L	Required Consents
M	ITEC Aluminum Cab Warranty

     This AGREEMENT OF PURCHASE AND SALE, dated as of February 7, 2005, is among Mayflower Vehicle Systems, Inc., a Delaware corporation (“MVS” or “Seller”); Mayflower Vehicle Systems Michigan, Inc., a Nevada corporation (“MVS-Michigan”); Wayne Stamping and Assembly, LLC, an Ohio limited liability company (“Wayne”); and Wayne-Orrville Investments, LLC, an Ohio limited liability company (“Orrville”) (MVS, MVS-Michigan, Wayne, and Orrville are sometimes herein collectively called “Sellers”); and CVG Acquisition LLC, a Delaware limited liability company (“Purchaser”).

RECITALS:

     A. Seller is engaged in the manufacture and sale of heavy-truck cabs and components, as well as the rendering of certain accounting, administrative, warehousing, and engineering services relating to such manufacturing activities, in the U.S. at facilities in Kings Mountain, North Carolina; Bellaire, Ohio; Norwalk, Ohio; Shadyside, Ohio; and Farmington Hills, Michigan;

     B. Seller owns all of the assets currently utilized in the Business (as defined below) other than as set forth on Exhibit A;

     C. Wayne and Orrville, two direct wholly-owned subsidiaries of Seller, own certain real property, real improvements, and manufacturing equipment located at Orrville, Ohio, as more fully described on Exhibit B;

     D. Subject to the terms and conditions hereof, Sellers desire to sell the Transferred Assets (as herein below defined) to Purchaser, and Purchaser desires to purchase such Transferred Assets from Sellers, with the understanding that, after the completion of the transactions contemplated hereby, Sellers will, after payment or provision for all of their creditors, wind up their affairs and dissolve.

     NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth and intending to be legally bound hereby, Purchaser and Sellers hereby agree as follows:

ARTICLE I

DEFINITIONS

     SECTION 1.01. Certain Defined Terms. As used in this Agreement (as defined below), the following terms shall have the following meanings:

     “Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or against any of Sellers or the Transferred Assets before any Governmental Authority within the Knowledge of Seller.

     “Administrative and Engineering Services” means the general administrative, financial, accounting, operational, sales, and marketing services, as well as the engineering and design services, whether rendered by Sellers directly or on any of Sellers’ behalf by an Affiliate of Sellers pursuant to arrangements between such Affiliate and the relevant one of Sellers, related to the Business.

     “Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

     “Agreement” or “this Agreement” means this Agreement of Purchase and Sale, among Sellers and Purchaser (including the Exhibits hereto and the Disclosure Schedule) and all amendments hereto made in accordance with the provisions of Section 11.09.

     “Ancillary Agreements” means the Bill of Sale, Assignment and Assumption Agreement, the Assignment of Leases, the Trademark Assignment, the Employee-Benefits Assignment and Assumption Agreement, the Deeds, the Transition Services Agreement, and the Escrow Agreement.

     “Assignment of Leases” means the Assignment of Leases to be executed by the applicable Seller Lessee at the Closing with respect to each Assumed Real Property Lease, substantially in the form of Exhibit C.

     “Assumed Real Property Leases” means the Real Property Leases assigned to and assumed by Purchaser pursuant to the Assignment of Leases and listed on Section 3.12 (b) of the Disclosure Schedule.

     “Assumed Shared Contracts” means those Shared Contracts that are identified in Section 3.10(a)(v) of the Disclosure Schedule.

     “Bellaire Site” means the Real Property leased by Seller in Bellaire, Ohio, and listed in Section 3.12(b) of the Disclosure Schedule.

     “Bill of Sale, Assignment and Assumption Agreement” means the Bill of Sale, Assignment and Assumption Agreement to be executed by the relevant one or ones of Sellers at the Closing substantially in the form of Exhibit E.

     “Business” means the design, manufacture and sale of heavy truck cabs and components conducted in the United States by Sellers, which was previously conducted at the Orrville Site, is currently conducted at, from or through the Business Locations, the Administrative and Engineering Services, and any other business conducted at, from or through the Business Locations.

     “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York.

     “Business Locations” mean the Bellaire Site, the Kings Mountain Site, the Norwalk Site, the Shadyside Site, the Farmington Hills Site, the Orrville Site and any other location where the Business is conducted, but does not include the South Charleston Site.

     “Cash” means all cash and cash equivalent items, including but not limited to such items held by or for the account of a Person, including, without limitation, demand accounts, certificates of deposit, time deposits, marketable securities, negotiable instruments, and the proceeds of Receivables already paid as of the Closing Date and including sums used to secure Sellers’ workers’ compensation obligations in the State of Ohio and all right, title and interest thereon and thereto.

     “Closing Indebtedness” shall mean the Indebtedness of Sellers related to the Business as of the Closing Date that is being assumed, repaid, prepaid, defeased or otherwise retired by Purchaser, which shall include any fees, costs, penalties or make-whole or similar payments in connection therewith.

     “Confidentiality Agreement” means the letter agreements between Hidden Creek Industries and Thayer Capital Management and Sellers dated November 3, 2003 and October 3, 2003, respectively.

     “Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise.

     “Deed” means, with respect to each parcel of Transferred Real Property set forth in Section 3.12(a) of the Disclosure Schedule, the instrument of conveyance commonly referred to as a (i) “Non-Warranty Deed,” in the case of Transferred Real Property situate in the State of North Carolina, and (ii) “Quitclaim Deed,” in the case of Transferred Real Property situate in the State of Ohio, each to be executed by the applicable Seller Fee Owner at the Closing in order to convey to Purchaser such Seller Fee Owner’s interest, if any, in such parcel of Transferred Real Property, free and clear of all liens and encumbrances, other than Permitted Encumbrances.

     “Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date hereof, and forming a part of this Agreement.

     “Employee-Benefits Assignment and Assumption Agreement” means the agreement to be executed, pursuant to Section 6.03, by Seller and Purchaser at the Closing, substantially in the form of Exhibit F.

     “Encumbrance” means any security interest, pledge, mortgage, lien, charge, encumbrance, use right of others, including any right of first offer or refusal, claim, lease, sublease, license, occupancy agreement, adverse claim or interest.

     “Environment” means surface waters, groundwater, soil, subsurface strata and ambient air.

     “Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, written demands, demand letters, written claims, notices of non-compliance or violation, proceedings, consent orders, consent agreements or other Liabilities arising out of any Environmental Law.

     “Environmental Laws” includes the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. 9601 et seq., as amended; the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. 6901 et seq., as amended; the Clean Air Act (“CAA”), 42 U.S.C. 7401 et seq., as amended; the Clean Water Act (“CWA”), 33 U.S.C. 1251 et seq., as amended; the Occupational Safety and Health Act (“OSHA”), 29 U.S.C. 655 et seq., and any other federal, state, local or municipal laws, statutes, regulations, rules, orders, ordinances and all common law and other legal requirements imposing liability or establishing standards of conduct with respect to pollution, protection of human health, safety or the Environment.

     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

     “ERISA Affiliate” means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the U.S. Code or Section 4001(b)(1) of ERISA that includes any Seller, or that is a member of the same “controlled group” as any Seller pursuant to Section 4001(a)(14) of ERISA.

     “Escrow Agreement” means the Escrow Agreement among Sellers, Purchaser, and the Escrow Agent (as defined therein), dated as of the Closing Date, substantially in the form of Exhibit G.

     “Farmington Hills Site” means the Real Property leased by Seller in Farmington Hills, Michigan.

     “GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

     “Governmental Authority” means any governmental, federal, state, local or foreign regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body or any federal government corporation.

     “Governmental Debt” shall mean that Indebtedness set forth on Section 2.02 (a)(i) of the Disclosure Schedule.

     “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, settlement agreement or award entered by or with any Governmental Authority.

     “Hazardous Materials” includes, without regard to amount and/or concentration (a) any element, compound, or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, toxic pollutant, toxic or hazardous substances, extremely hazardous substance or chemical, hazardous waste, medical waste, biohazardous or infectious waste, special waste, or solid waste under Environmental Laws; (b) petroleum, petroleum-based or petroleum-derived products; (c) polychlorinated biphenyls; (d) any substance exhibiting a hazardous waste characteristic including but not limited to corrosivity, ignitibility, toxicity or reactivity as well as any radioactive or explosive materials; and (e) any raw materials, building components, including but not limited to asbestos-containing materials and manufactured products containing Hazardous Materials.

     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended and the rules and regulations promulgated thereunder.

     “Indebtedness” means, with respect to any Person, (a) all indebtedness of such Person for borrowed money; (b) all obligations of such Person for the deferred purchase price of property; (c) all capital leases; (d) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; and (e) all indebtedness of others referred to in clauses (a) through (d) above guaranteed by such Person.

     “Indebtedness for Borrowed Money” means, with respect to any Person, (a) all indebtedness of such Person for borrowed money; (b) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; and (c) all indebtedness of others referred to in clauses (a) and (b) above guaranteed by such Person.

     “Intellectual Property” means (a) copyrights, and registrations and applications for registration thereof; (b) trademarks, service marks, trade dress and other identifiers of source, and registration and applications for registration thereof and all goodwill associated therewith; and (c) trade secrets, know-how, manufacturing processes and techniques, formulae, research and development information and technology.

     “Inventories” or “Inventory” means all inventory, merchandise, finished goods, raw materials, works-in-process, spare parts, replacement and component parts, and packaging related to, used in, or held for use in the Business.

     “IRS” means the U.S. Internal Revenue Service.

     “Kings Mountain Site” means the Real Property owned by Seller in Kings Mountain, North Carolina, and listed in Section 3.12(a) of the Disclosure Schedule.

     “Knowledge of Seller” means the actual knowledge of the President and the Vice President-Finance of Seller, and each of the plant managers at the Kings Mountain Site, the Norwalk Site, and the Shadyside Site, as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate) without the benefit of an independent investigation of any matter; and/or any fact, circumstance, occurrence or situation (or description thereof) contained in any physical or electronic files of any of the aforementioned persons.

     “Law” means any United States federal, state, local or non-United States statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

     “Liabilities” means any and all Indebtedness, liabilities and obligations, whether accrued or unaccrued, matured or unmatured, direct or indirect, contingent or fixed, determined or determinable, liquidated or unliquidated.

     “Material Adverse Effect” means any event, circumstance, change in or effect on the Business or Transferred Assets or Assumed Liabilities that results in or may reasonably be expected to result in a loss, Liability, expense or damage of Five Hundred Thousand U.S. Dollars (US $500,000) or more individually, or, as to any such losses, liabilities, expenses or damages arising out of a series of related or similar acts or omissions, circumstances or factual conditions, in the aggregate; provided, however, that “Material Adverse Effect” shall not include any circumstance, change in or effect on the Transferred Assets or the Business (a) attributable to (i) changes in conditions generally affecting the industries in which the Business operates; (ii) changes in general economic conditions; (iii) national or international political or social conditions, including the engagement by the U.S. in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the U.S., or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S.; (iv) the announcement of this Agreement, the consummation of the transactions contemplated by this Agreement or any action taken or omitted to be taken pursuant to the terms of this Agreement; (v) legal or other regulatory changes after the date of this Agreement; (vi) occurrences or conditions otherwise known to Purchaser as of the date hereof; or (vii) any liquidation of, or any other future event or occurrence of whatever nature affecting, Mayflower Plc, which the parties hereto acknowledge is currently insolvent; or (b) that is cured by any of Sellers before the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Article XI hereof.

     “Mayflower Plc” means The Mayflower Corporation Plc, a U.K. corporation, which is the indirect parent of Seller.

     “Net Working Capital” means (i) the current assets (including, without limitation, all tooling Receivables and Transferred Inventory but excluding Cash and outstanding but uncashed checks to any of Sellers arising from or relating to the Transferred Assets less (ii) the current Liabilities (excluding Indebtedness, but including all current Liabilities other than any Liability associated with the underfunded nature of any pension plans of Sellers and retiree medical health benefits) of Sellers arising from or relating to the Transferred Assets and the current Liabilities, which in the case of Receivables shall be calculated without giving effect to any factoring arrangements associated with any such Receivables, provided, however, that Tax assets and Tax Liabilities shall in no event be included in the calculation of Net Working Capital. The Net Working Capital shall be determined in accordance with the worksheet attached hereto as Exhibit H.

     “Norwalk Site” means the Real Property owned and leased by Seller in Norwalk, Ohio, and listed in Section 3.12(a) and (b), respectively, of the Disclosure Schedule.

     “Operations Assets” means all hardware, software and data, and related documentation, necessary to carry out the administrative functions included in the Administrative and Engineering Services of the Business as currently conducted, or otherwise used in the conduct of the Business as currently conducted, including by way of example inventory control and ordering, order acceptance and processing, materials control and ordering, bookkeeping and payroll, shipping management and other enterprise resource planning applications.

     “Orrville Site” means the Real Property owned by Orrville in Orrville, Ohio, and listed in Section 3.12(a) of the Disclosure Schedule.

     “Other Business Purchaser” means the purchaser of all of Seller’s South Charleston Business (other than any portion of the assets located at the South Charleston site which is expressly acquired by Purchaser hereunder).

     “Party” means each of Sellers and Purchaser, as the case may be, and “Parties” means Sellers and Purchaser, collectively.

     “Payables” means any and all accounts payable arising from the conduct of the Business, whether or not in the ordinary course, included in the post “Accounts Payable” on Seller’s internal monthly balance sheet reports, as well as any accounts payable arising under the Assumed Shared Contracts.

     “Permitted Encumbrances” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced or that are being contested in good faith in proper proceedings: (a) liens for Taxes not yet due and payable, or being contested in good faith in proper proceedings; (b) Encumbrances imposed by Law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business for amounts not yet past due; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) any state of facts that an accurate survey or personal inspection of the Owned Real Property may disclose and any other survey exceptions, utility easements, reciprocal easement agreements, covenants, restrictions and other matters of record and/or encumbrances on title to the Real Property that (i) were not incurred in connection with any Indebtedness, and (ii) do not materially adversely affect the use of such property for its present purposes;(e) all zoning regulations and ordinances heretofore or hereafter adopted and landmark, historic or wetlands designations; (f) all leases, licenses and other rights of occupancy listed on Section 3.12(a) of the Disclosure Schedule; and (g) any and all liens securing any Indebtedness of Sellers that is assumed by Purchaser.

     “Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity.

     “Products” means the products listed in Section 1.01(A) of the Disclosure Schedule.

     “Purchase Price” means the sum of the Cash Purchase Price and the value of the Assumed Liabilities.

     “Purchase Price Bank Account” means collectively one or more bank accounts in the United States to be designated by Seller in a written notice to Purchaser at least five (5) Business Days before Closing.

     “Real Property” means the Owned Real Property and the Leased Real Property, collectively.

     “Real Property Lease” means any lease, sublease, license or other agreement relating to the use and occupancy of any Owned Real Property or any Leased Real Property.

     “Receivables” means any and all accounts receivable, notes and other amounts receivable (including all receivables for reimbursable tooling from customers), arising from the conduct of the Business, whether or not in the ordinary course.

     “Reference Net Working Capital Statement” means the statement set forth (as well as the procedures specified therein) in Section 1.01(B) of the Disclosure Schedule, which sets forth the Net Working Capital of $23,500,000.

     “Registered” shall mean issued, registered, renewed or the subject of a pending application.

     “Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Materials (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Materials) into the Environment.

     “Remedial Action” means all actions taken to (i) clean up, remove, remediate, contain, treat, monitor, assess, evaluate or in any other way address Hazardous Materials in the indoor or outdoor environment; (ii) prevent or minimize a Release or threatened Release of Hazardous Materials so they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial operation and maintenance activities; or (iv) any other actions authorized by 42 U.S.C. 9601.

     “Retained Intellectual Property” means the Intellectual Property listed in Section 1.01(C) of the Disclosure Schedule.

     “Retained Shared Contracts” means all of those Shared Contracts that are to be retained by Seller or assumed by the Other Business Purchaser as the successor in interest to Seller’s South Charleston Business and that are listed on Section 1.01(D) of the Disclosure Schedule.

     “Seller Accounting Principles” means the accounting principles attached hereto as Exhibit I.

     “Seller IP Agreements” means (i) licenses of Intellectual Property by any of Sellers to any third party; (ii) licenses of Intellectual Property by any third party to any of Sellers; (iii) agreements between any of Sellers and any third party relating to the development or use of Intellectual Property or the Operations Assets, the development or transmission of data, or the use, modification, framing, linking, advertisement, or other practices with respect to Internet web sites; and (iv) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of the Transferred Intellectual Property in each case used in or material to the Business.

     “Seller Lessee” means the lessee of any Leased Real Property as set forth in Section 3.12(b) of the Disclosure Schedule.

     “Seller Marks” means the name “Mayflower” and the knot design, as more particularly identified in Section 3.11(a) of the Disclosure Schedule.

     “Seller’s South Charleston Business” means the automotive components business of Seller or any of its Affiliates, which is currently conducted at, from or through the South Charleston Site.

     “Shadyside Site” means the Real Property owned by Seller in Shadyside, Ohio, and listed in Section 3.12(a) of the Disclosure Schedule.

     “Shared Contracts” means any Contracts that relate to both Seller’s South Charleston Business and the Business; provided, however, that, if any Shared Contract becomes the subject of a novation prior to the Closing, resulting in a Contract that relates solely to the Business, such resultant Contract shall be included in the Transferred Assets in accordance with the terms and conditions of this Agreement to the same extent as if it had not been a Shared Contract as of the date of this Agreement.

     “South Charleston Assets” means all assets of Seller and any of its Affiliates relating in whole or in part to Seller’s South Charleston Business (except (i) any Contracts that constitute Assumed Contracts pursuant to Section 2.01(a)(v); (ii) any Transferred Plans pursuant to Section 6.03; and (iii) any Assumed Shared Contracts).

     “South Charleston Site” means the Real Property leased by Seller in South Charleston, West Virginia, and listed in Section 1.01(E) of the Disclosure Schedule.

     “Tax” or “Taxes” means all federal, state, local or foreign taxes, charges, fees, imposts, levies or other such assessments imposed by law, including all income, gross receipts, gains, sales, use, employment, inventory, capital stock, license, occupation, withholding, payroll, employment, social security, unemployment, severance, franchise, profits, excise, property, transfer, capital, ad valorem, value added and estimated taxes, customs duties and any fees, assessments and charges in the nature of a tax and all interest, penalties and fines, additions to tax or additional amounts imposed by any Governmental Authority in respect of the foregoing.

     “Tax Returns” means all returns, reports, schedules, forms and statements required to be filed with a Governmental Authority with respect to Taxes.

     “Trademark Assignment” means the Trademark Assignment to be executed by Seller and Mayflower Plc at the Closing, substantially in the form of Exhibit D.

     “Transaction Triggered Payments” means all liabilities, costs and expenses due or payable as a result of or triggered by the transactions contemplated by this Agreement (for purposes of clarification and not in limitation of Section 5.03, Transaction Triggered Payments shall not include (i) any consideration required to be paid in order to obtain the consent of a third party to the Transaction or the assignment of a Contract, (ii) any Conveyance Taxes payable by Purchaser pursuant to Section 7.03, (iii) the cost of receipt of any permit, license or similar instrument to be acquired by Purchaser in connection with the acquisition or operation of the Business, or (iv) any professional fees incurred by Purchaser in connection with this Agreement of the acquisition or operation of the Business).

     “Transferred Intellectual Property” means the Intellectual Property used by any of Sellers in connection with the Business which is identified in Section 3.11(a) of the Disclosure Schedule, together with (i) the goodwill of the business of any of Sellers associated with such Intellectual Property, relating directly or indirectly solely to the Business, and (ii) all income, royalties, damages and payments due or payable after the Closing, (including, without limitation, damages and payments for past and future infringements or misappropriations, thereof), the right to sue and recover for past infringements or misappropriations thereof, and any and all corresponding rights that now or hereafter may be secured throughout the world and all copies and tangible embodiments, if any, of any such Intellectual Property.

     “Transferred Inventories” means all Inventories owned by any of Sellers.

     “Transferred Real Property” means any Real Property identified in the first sentence of Sections 3.12(a) and 3.12(b).

     “Transition Services Agreement” means the transition services agreement relating to certain transition services to be provided by Seller (or the successor in interest to Seller’s South Charleston Business) to Purchaser and by Purchaser to Seller (or the successor in interest to Seller’s South Charleston Business), executed by Seller and the Other Business Purchaser, in the form of Exhibit J. Seller is assigning the Transition Services Agreement to Purchaser hereunder.

     “U.S.” means the United States of America.

     “U.S. Code” means the United States Internal Revenue Code of 1986, as amended.

     SECTION 1.02. Definitions. Each of the following terms is defined in the section set forth opposite such term:

Term	Location
“Allocation”	2.04(a)
“Antitrust Approvals”	5.03(b)
“Assumed Contracts”	2.01(a)(v)
“Assumed Liabilities”	2.02(a)
“Business Employees”	6.01
“Cash Purchase Price”	2.03
“Closing”	2.08
“Closing Date”	2.08
“Closing Statement of Net Working Capital”	2.07(a)
“Commitments”	4.07
“Contracts”	3.10(a)
“Conveyance Taxes”	7.03
“Disclosure Letter”	9.02(a)(vi)
“Disclosure Letter Losses”	9.02(a)(vi)
“Dispute Notice”	2.07(b)
“Employee List”	3.14(d)
“Estimated Cash Purchase Price”	2.05

Term	Location
“Estimated Net Working Capital”	2.05
“Estimated Net Working Capital Statement”	2.05
“Expenses”	10.02(c)
“Indemnified Party”	9.03(a)
“Indemnifying Party”	9.03(a)
“ITEC Excess Losses”	9.02(a)(v)
“ITEC Liabilities”	2.02(a)(x)
“Labor Agreements”	6.12
“Leased Real Property”	3.12(a)
“Loss”	9.02(a)
“Material Contracts”	3.10(a)
“MVS”	Preamble
“MVS-Michigan”	Preamble
“Orrville”	Preamble
“Other Business Employees”	6.01
“Owned Real Property”	3.12
“Permits”	3.19
“PBGC”	3.13(b)
“Plans”	3.13(a)
“Proposal”	5.09
“Purchaser”	Preamble
“Purchaser Indemnified Party”	9.02(a)
“Qualified Retained Liability”	2.10(b)(ii)(E)
“Reference Net Working Capital”	2.05
“Restricted Period”	5.05(a)
“Retained Assets”	2.01(b)
“Retained Liabilities”	2.02(b)
“Retained Plans”	6.03
“Retention Account”	2.10(b)(i)
“Retention Funds”	2.10(b)(ii)
“Salaried Retirement Plan”	6.04
“Seller”	Preamble
“Seller Fee Owner”	3.12
“Seller Indemnified Party”	9.03(a)
“Seller Lessee”	3.12(a)
“Sellers”	Preamble
“Suit”	3.11(e)
“Tax Benefits”	9.04(c)
“Territory”	5.05(a)
“Third Party Claims”	9.02(b)
“Transferred Assets”	2.01(a)
“Transferred Plans”	6.03
“Transferred Employees”	6.01
“U.S. Affiliated Group”	3.15
“WARN Act”	3.14(e)

Term	Location
“Wayne”	Preamble
“Working Capital Arbitrator”	2.07(c)

ARTICLE II

PURCHASE AND SALE

     SECTION 2.01. Purchase and Sale of the Transferred Assets; Retained Assets.

          (a) Upon the terms and subject to the conditions of this Agreement and the Ancillary Agreements, at the Closing, Sellers (and, as provided in the Trademark Assignment, Mayflower Plc) shall sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Sellers, all of Sellers’ right, title and interest in and to the following rights, properties and assets, either tangible or intangible (collectively, the “Transferred Assets”):

          (i) the Assumed Real Property Leases and the Transferred Real Property;

          (ii) all tangible personal property at the Business Locations (whether as owner, lessor, lessee or otherwise), including, without limitation, all machinery, equipment, instruments, tanks, vessels, gauges, piping, wiring, tools, molds, tooling, dies, fixtures, material handling equipment, packaging equipment and other plant and laboratory equipment, furniture, office equipment, cars, trucks, fork lifts, and other vehicles and all other such items not at the Business Locations and used solely in the Business;

          (iii) the Transferred Inventories;

          (iv) the Seller Marks, the Transferred Intellectual Property, including but not limited to telephone numbers, e-mails, equipment and tool and die designs, all software proprietary or otherwise, proprietary gauging, inspection, manufacturing and fixture methods, provided that Purchaser shall have no rights to intercompany royalties, whenever payable, among Sellers and Mayflower Plc or any rights to damages or payments for past infringements or misappropriations of the Seller Marks or the Transferred Intellectual Property by any of Sellers or their Affiliates;

          (v) all rights of all Sellers under (A) all Contracts listed on Section 2.01(a)(v) of the Disclosure Schedule, (B) all other Contracts (including orders) for the purchase or use of goods and services solely for the benefit of the Business, including without limitation any relating to the purchase or lease of machinery, equipment, tooling, raw materials, components, and supplies; (C) all awards, Contracts (including orders), and proposals for the development, manufacture or sale of products to the extent related to the Business; (D) all distribution and sales agency agreements, teaming, and similar business alliance agreements to the extent related to the Business; (E) all Seller IP Agreements relating solely to the Business; (F) all rights (including those relating to warranty and indemnification) of Seller pursuant to any Contracts that were fully performed prior to the date hereof (other than any such rights to the extent required for Seller to assert any counterclaim or cross-claim in any dispute regarding any such fully performed Contracts); and (G) all Assumed Shared Contracts (collectively, the “Assumed Contracts”);

          (vi) all claims and other rights of Sellers arising from the performance or breach by third parties of their obligations under the Assumed Contracts;

          (vii) subject to the receipt of any required consent of any Governmental Authority, all permits, approvals, qualifications, licenses, agreements and authorizations of any Governmental Authority held or used by any of Sellers for the Business, and all applications therefor;

          (viii) all causes of actions, judgments, claims, reimbursements and demands, of whatever nature, in favor of any of Sellers and related solely to the Transferred Assets or the Transferred Liabilities;

          (ix) all Receivables

          (x) all Operations Assets;

          (xi) all sales and promotional literature, customer lists and other sales-related materials related to the Business;

          (xii) all prepaid expenses and deposits (including security deposits and escrows under any leases or mortgages) relating to the Business;

          (xiii) all claims and causes of action against third parties to the extent related to or relating to the Transferred Assets or the Business, including any refund or reimbursement claims;

          (xiv) the goodwill of the Business;

          (xv) all rights and interests of Seller in the Transferred Plans to the extent provided in Article VI, and any and all assets, contributions, funds, remittances and other amounts held under or with respect to such Transferred Plans to the extent held in trust;

          (xvi) all books and records (including financial records and workpapers of Sellers) relating to the Transferred Assets, the Assumed Liabilities, the Business and, to the extent permitted by Law, Business Employees;

          (xvii) all rights and interests of Sellers under the collective bargaining agreements set forth in Section 3.14(a) of the Disclosure Schedule;

          (xviii) Copies of all Tax documents or information of Sellers, to the extent related to the Business, the Transferred Assets or the Assumed Liabilities, for taxable periods ended on or after 1 January 1997.

          (xix) to the extent full title is by the terms of this Agreement not acquired by Purchaser, the right to use and/or hold, to the extent agreed with the owner thereof, all other assets, properties or rights used and/or held by any of Sellers in connection with the Business; and

          (xx) all of Sellers’ right, title and interest in and to any other rights, properties and assets, either tangible or intangible, not otherwise listed in clauses (i) through (xix) to the extent related to or relating to the operation of the Business.

          (b) Notwithstanding the provisions of Section 2.01(a), all of Sellers’ rights, titles and interests in the following assets and rights (collectively, the “Retained Assets”), shall be excluded from and shall not constitute any part of the Transferred Assets, except in each case to the extent provided in the Transition Services Agreement and under any Assumed Shared Contracts:

          (i) all Cash held by or for the account of any of Sellers, whether or not arising from the conduct of the Business (including without limitation the rendering of Administrative and Engineering Services but subject, however, to the prior rights thereto of any factor pursuant to any Encumbrance thereon arising from or in connection with the factoring of any Receivables);

          (ii) all losses, loss carry forwards, loss carry backs and rights to receive refunds, rebates, offsets, credits or credit carry forwards with respect to Taxes of any of Sellers or their Affiliates;

          (iii) the Retained Intellectual Property;

          (iv) any records which, by Law, any of Sellers are required to retain in their possession, and all records relating to the other matters sets forth in this Section 2.01(b);

          (v) all rights, properties and assets which shall have been transferred or disposed of by any of Sellers (i) prior to the date of this Agreement in the ordinary course of business, or (ii) on or after the date of this Agreement but prior to the Closing in transactions not in breach of this Agreement or any Ancillary Agreement;

          (vi) any insurance policies maintained by Seller or its Affiliates (except for any insurance contracts that constitute part of a Transferred Plan that is assigned to Purchaser) and any claims under such policies;

          (vii) any equity interests held by any of Sellers (including without limitation Seller’s equity interests in Wayne and Orrville);

          (viii) all causes of action, judgments, claims, reimbursements and demands, of whatever nature, in favor of any of Sellers to the extent related to or relating to the Retained Assets or the Retained Liabilities, and all counterclaims, cross-claims, and defenses in regard to any claims or causes of action currently or hereafter pending or threatened against or by any of Sellers to the extent related to or relating to the Retained Assets or Retained Liabilities;

          (ix) all South Charleston Assets;

          (x) all Retained Shared Contracts;

          (xi) all rights of Sellers under this Agreement and the Ancillary Agreements;

          (xii) all Tax Returns (and related work papers, files and other information) of Sellers;

          (xiii) all rights and interests of Sellers under the Agreement between Mayflower Vehicle Systems, Inc. and the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, UAW and its Local 3399, dated November 20, 2003;

          (xiv) all rights and interests of Seller in the Retained Plans, and any and all assets, contributions, funds, remittances and other amounts held under or with respect to the Retained Plans; and

          (xv) all intercompany Indebtedness between any Sellers or between any Seller and any Affiliate of Sellers.

     SECTION 2.02. Assumption of Liabilities; Retained Liabilities.

          (a) Upon the terms and subject to the conditions of this Agreement and the Ancillary Agreements, at the Closing, Purchaser shall assume and shall be solely and exclusively responsible for paying, performing and discharging when due all Liabilities of Sellers resulting from or relating to the Business, whether arising before or after the Closing, except for the Retained Liabilities (collectively, the “Assumed Liabilities”). Without limiting the generality of the foregoing, except to the extent such Liabilities constitute Retained Liabilities, the Assumed Liabilities shall include:

          (i) other than certain Liabilities otherwise regulated by this Section 2.02, all Liabilities relating to or arising out of Contracts or commercial relationships in regard to the Business, including without limitation (A) any such Liabilities arising as a direct consequence of the assignment of the Transferred Assets (including, for the avoidance of doubt, the Assumed Shared Contracts) by Sellers to Purchaser; (B) all Payables; and (C) all Indebtedness of Sellers related to the Business other than Indebtedness for Borrowed Money, which will be paid off at Closing;

          (ii) all Liabilities relating to or arising out of the conduct of the Business either before or after the Closing, including without limitation claims that have not accrued, been asserted, resolved or settled prior to the Closing, including those relating to breach of contract, either express warranties extended by any of Sellers prior to the Closing, warranties or obligations implied or provided by Law, product liability, strict liability in tort, or negligence, except such of those claims which are (A) currently or hereafter pending in any judicial, arbitral, administrative or other proceedings before any Governmental Authority, or (B) otherwise currently or hereafter asserted, against any of Sellers or their Affiliates (all of which, however, to the extent they relate to the Business, shall in each case be subject to indemnification by Purchaser, as provided in Article IX);

          (iii) all Liabilities with respect to claims of whatever nature seeking compensation or recovery for personal injury or property damage, including without limitation such as result from defects or alleged defects in products sold by the Business, the operation of the Business, or any condition at a Business Location (including the Orrville Site), in each case either before, on or after the Closing, except such of those claims which are (A) currently or hereafter pending in any judicial, arbitral, administrative or other proceedings before any Governmental Authority, or (B) otherwise currently or hereafter asserted, against any of Sellers or their Affiliates (all of which, however, to the extent related to or relating to the Business shall in each case be subject to indemnification by Purchaser, as provided in Article IX);

          (iv) all Liabilities in regard to any Environmental Claims relating to or in connection with the Norwalk Site, the Shadyside Site, the Orrville Site, the Kings Mountain Site, the Bellaire Site, and the Farmington Hills Site, subject, however, in certain instances to indemnification of Purchaser by Seller pursuant to Section 9.02(a)(iv) hereof;

          (v) subject to the provisions of Section 2.02(b) and Article VI hereof, all Liabilities with respect to the current and former employees of the Business relating to their employment with any of Sellers or the termination thereof, including, without limitation, wages or other compensation, vacation, medical, other health benefit and workers’ compensation claims;

          (vi) all Liabilities of Purchaser with respect to the Business pursuant to this Agreement and the Ancillary Agreements;

          (vii) all Liabilities with respect to claims by other Persons of infringement or other misappropriation of the Intellectual Property rights of such other Persons by any of Sellers relating solely to the conduct of the Business, except for any Actions pending as of the Closing Date;

          (viii) all Liabilities under or with respect to the Transferred Plans to the extent provided in Article VI;

          (ix) all Liabilities under the collective bargaining agreements set forth on Section 3.14(a) of the Disclosure Schedule; and

          (x) all Liabilities relating to the ITEC Aluminum Cab Warranty more particularly described in Exhibit M hereto (the “ITEC Liabilities”), subject, however, in certain instances to indemnification of Purchaser by Seller pursuant to Section 9.02(a)(v) hereof.

          Notwithstanding anything to the contrary in this Section 2.02(a), Purchaser shall not assume any Liabilities for Taxes attributable to periods (or portions thereof) ending on or prior to the Closing Date.

          (b) Notwithstanding the provisions of Section 2.02(a), Sellers shall retain, and shall assume and be solely and exclusively responsible for paying, performing and discharging when due, the following Liabilities of Sellers (the “Retained Liabilities”):

          (i) those guarantees disclosed in Section 2.02(b)(i) of the Disclosure Schedule and any guarantees of Indebtedness of any Affiliate of Sellers (including, without limitation, Mayflower Plc);

          (ii) all Liabilities to the extent relating to or arising out of Seller’s South Charleston Business or the Retained Assets;

          (iii) all Taxes owed by any of Sellers attributable to periods (or portions thereof) ending on or prior to the Closing Date;

          (iv) all Liabilities with respect to real estate taxes applicable to the Owned Real Property to the extent they are attributable to periods up to and including the Closing Date;

          (v) all Liabilities relating to the payment of benefits or other compensation, cash, medical, other health benefit claims (other than workers’ compensation claims to the extent specified in Section 2.02(b)(vi) below) in connection with the employment or termination of employment of any current or former employees of the Business (A) due and payable by any of Sellers prior to Closing, subject, however, to indemnification by Purchaser, as provided in Article IX and (B) as specifically retained by Sellers in this Section 2.02(b) or in Article VI;

          (vi) to the extent covered by existing insurance (which insurance remains in force after Closing pursuant to Section 6.13 hereof), all workers’ compensation Liabilities arising prior to the Closing (including any claims filed after the Closing relating to occurrences prior to the Closing) in respect of Business Employees and Other Business Employees;

          (vii) all severance Liabilities, including, but not limited to amounts payable under any severance pay plan adopted by Sellers prior to the Closing, relating to employees and former employees of the Business or Seller’s South

Charleston Business but only with respect to such employees and former employees terminated by Sellers prior to the Closing;

          (viii) all intercompany Indebtedness between any Sellers or between any Seller and any Affiliate of Sellers;

          (ix) all Liabilities under or with respect to the Retained Plans;

          (x) the Liabilities of Sellers under the Loyalty Bonus Program;

          (xi) all Liabilities of Sellers under this Agreement and the Ancillary Agreements;

          (xii) all Liabilities of Sellers under the Agreement between Mayflower Vehicle Systems, Inc. and the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, UAW and its Local 3399, dated 20 November 2003; and

          (xiii) all Liabilities of Sellers (a) relating to Indebtedness for Borrowed Money or any other Indebtedness of Sellers (to the extent not included in the determination of Closing Indebtedness), or (b) under factoring arrangements relating to the Receivables.

     SECTION 2.03. Cash Purchase Price. The cash purchase price to be paid by Purchaser to Sellers for the Transferred Assets shall be One Hundred Seven Million Five Hundred Thousand U.S. Dollars (US$107,500,000), as adjusted in accordance with Section 2.07 of this Agreement, and shall be reduced on a dollar for dollar basis by the amount of Closing Indebtedness (as so adjusted and reduced, the “Cash Purchase Price”).

     SECTION 2.04. Allocation of Purchase Price.

          (a) Within 30 days following the final determination of the Closing Statement of Net Working Capital, Purchaser shall prepare and deliver to Sellers an allocation (the “Allocation”) of the Purchase Price among the Transferred Assets, which is reasonably acceptable to Sellers. The Allocation shall be prepared in accordance with Section 1060 of the U.S. Code and shall be consistent with Exhibit K. Exhibit K (prepared by Purchaser and reasonably acceptable to Sellers) sets forth the methodology to be used in preparing the Allocation.

          (b) For all Tax purposes, each of Sellers and Purchaser shall, and shall cause their respective Affiliates to, report the transactions contemplated in this Agreement and the Ancillary Agreements in a manner consistent with the Allocation, and neither Sellers nor Purchaser shall, and Sellers and Purchaser shall cause their respective Affiliates not to, take any position inconsistent therewith in any Tax Return, in any refund claim, or in any litigation with any Tax authority or otherwise. Any adjustments to the sum of the Cash Purchase Price and the Assumed Liabilities shall be reflected in the Allocation in accordance with Section 1060 of the U.S. Code. Sellers, on the one hand, and Purchaser, on the other hand, agree (i) to cooperate with each other in preparing IRS Form 8594 (or any successor form) for filing by each and (ii) to furnish the other with a copy of each form, prepared in draft form, at least sixty (60) days prior to the filing due date for such form.

          (c) Within thirty (30) days after the determination of any adjustment to the Purchase Price pursuant to Section 2.07, such adjustment shall be paid to Sellers or Purchaser, as the case may be, and the parties agree, for all Tax purposes, to allocate such adjustment among the Transferred Assets, as the case may be, based upon the item or items to which such adjustment relates; provided, that any further adjustment among the Transferred Assets shall be completed in accordance with Section 1060 of the U.S. Code.

     SECTION 2.05. Closing Adjustments. Seller shall deliver to Purchaser prior to the Closing a written certificate executed by Seller’s chief financial officer setting forth his or her good faith estimate of the Net Working Capital, which shall include a separate line item for each element comprising Net Working Capital (the “Estimated Net Working Capital”) as of the Closing Date (the “Estimated Net Working Capital Statement”), and a good faith estimate of the balance sheet of the Business as of the Closing Date from which Estimated Net Working Capital shall be derived (including a good faith estimate of the Closing Indebtedness). The Estimated Net Working Capital Statement and the estimated balance sheet shall be prepared in accordance with GAAP and Seller Accounting Principles as outlined in Exhibit H and shall be in form and substance reasonably satisfactory to Purchaser. Purchaser shall have the opportunity to provide comments to Seller on the Estimated Net Working Capital Statement and the closing balance sheet (including the determination of Closing Indebtedness) and the Estimated Net Working Capital Statement shall be modified prior to the Closing Date to reflect any comments of Purchaser that are consistent with the appropriate calculation of Estimated Net Working Capital and Closing Indebtedness in accordance with the terms of this Agreement. Seller shall permit Purchaser and its representatives and advisors the opportunity to review all workpapers and other supporting documentation regarding the Estimated Net Working Capital Statement and the estimated balance sheet of the Business as of the Closing Date. If the Estimated Net Working Capital is greater than the Net Working Capital shown on the Reference Net Working Capital Statement (the “Reference Net Working Capital”), the Cash Purchase Price to be paid at the Closing shall be increased dollar for dollar by such excess amount, and, if the Estimated Net Working Capital is less than the Reference Net Working Capital, the Cash Purchase Price shall be decreased dollar for dollar by such shortfall. The Cash Purchase Price as so adjusted is hereafter called the “Estimated Cash Purchase Price.”

     SECTION 2.06. Payments upon Closing. The Estimated Cash Purchase Price shall be paid by Purchaser on the Closing Date by wire transfer of same-day funds to the Escrow Agent and to one or more accounts designated as the Purchase Price Bank Account and in such amounts as designated by Seller.

     SECTION 2.07. Post-Closing Purchase Price Adjustment.

          (a) As promptly as practicable, but in any event within sixty (60) calendar days following the Closing Date, Purchaser shall deliver to Seller a written statement indicating the amount of the Net Working Capital as of the Closing Date (the “Closing Statement of Net Working Capital”), determined in accordance with GAAP and Seller Accounting Principles as outlined in Exhibit I. Seller shall cause its and its Affiliates’ respective officers and employees to assist and cooperate with Purchaser in connection with an audit of the balance sheet of the Business as of the Closing Date from which the Closing Statement of Net Working Capital will be derived.

          (b) If Seller disagrees with the determination of the Closing Statement of Net Working Capital, Seller shall notify Purchaser in writing of such disagreement within the thirty (30)-day period immediately following the delivery of the Closing Statement of Net Working Capital, which notice (the “Dispute Notice”) shall describe in reasonable detail the nature of any such disagreement and provide reasonable supporting documentation for such disagreement; provided, however, that Seller shall only be entitled to disagree with any determination made by Purchaser for the reason that the amounts reflected therein are not mathematically correct or were not determined on the basis of, or using GAAP and Seller Accounting Principles as outlined in Exhibit I . During the thirty (30)-day period of its review, Seller shall have reasonable access to any documents, schedules or work papers used in the preparation of the Closing Statement of Net Working Capital. Seller agrees that any failure by it to notify Purchaser of any such disagreement prior to the expiration of the thirty (30)-day period immediately following the delivery of the Closing Statement of Net Working Capital by Purchaser shall be deemed to be an acceptance by Seller of the Closing Statement of Net Working Capital, and shall constitute a waiver of any right by Seller to dispute such Closing Statement of Net Working Capital for purposes of this Section 2.07.

          (c) Seller and Purchaser agree to negotiate in good faith to resolve any such disagreements regarding the determination of the Closing Statement of Net Working Capital, and any resolution of such disagreement agreed to in writing by Seller and Purchaser shall be final and binding upon the Parties. If Seller and Purchaser are unable to resolve such disagreement identified by Seller pursuant to a Dispute Notice under Section 2.07(b) within fifteen (15) days after delivery to Purchaser of the written Dispute Notice by Seller, then the disputed matters shall be referred to Ernst & Young LLP for final determination. If Ernst & Young LLP is unable to serve or shall decline or is not, at the time of such referral, independent of Seller and Purchaser, Seller and Purchaser shall jointly select an arbitrator from an internationally recognized accounting firm that is not the independent auditor for either Seller or Purchaser and has not performed any other material services for either Seller or Purchaser during the two (2) years preceding its selection or agreed to perform services in the future; provided, however, that if Seller and Purchaser are unable to select such an arbitrator within fifteen (15) days after delivery of written notice of a disagreement, the International Centre for Expertise of the International Chamber of Commerce shall make such selection at the request of any Party (Ernst & Young LLP or any other internationally recognized accounting firm so selected shall be referred to herein as the “Working Capital Arbitrator”). The Working Capital Arbitrator shall only consider those items and amounts as to which Seller and Purchaser have disagreed within the time periods and on the terms specified above and must resolve the matter in accordance with the terms and provisions of this Agreement. The Working Capital Arbitrator shall select as a resolution for each disputed matter the position of either Seller or Purchaser (based solely on presentations and supporting material provided by the parties and not pursuant to any independent review) and may not impose an alternative resolution. The Working Capital Arbitrator shall deliver to Seller and Purchaser, as promptly as practicable and in any event within thirty (30) days after its appointment, a written report setting forth the resolution of each disputed matter and its determination of the Closing Statement of Net Working Capital, determined in accordance with the terms of this Agreement. Such report shall be final and binding upon the Parties to the fullest extent permitted by applicable law and may be enforced in any court having jurisdiction. The fees, expenses and costs of the Working Capital Arbitrator shall be borne one-half by Seller and one-half by Purchaser.

          (d) If and to the extent the Closing Statement of Net Working Capital, as finally determined after the procedures set forth in this Section 2.07, is different from the Estimated Net Working Capital Statement, the Cash Purchase Price shall be increased or decreased, as the case may be, dollar for dollar by the amount that the Net Working Capital on the Closing Statement of Net Working Capital exceeds or is less than, as the case may be, the Estimated Net Working Capital on the Estimated Net Working Capital Statement. If the Cash Purchase Price is decreased as a result of this adjustment, Purchaser shall be paid the amount of such decrease along with interest accrued thereon (as determined below) solely from the Retention Account, and if the Cash Purchase Price is increased as a result of such adjustment, Purchaser shall pay to Seller the amount of such increase along with interest accrued thereon (as determined below). Interest on the amount of such increase or decrease shall accrue at a rate per annum equal to the prime (sometimes called base) rate announced from time to time by Citibank N.A., commencing on the Closing Date until the date of payment. All payments pursuant to this Section 2.07(d) shall be made by wire transfer of same-day funds to an account designated by Seller or Purchaser, as the case may be, within ten (10) Business Days after the determination of the amount to be paid.

     SECTION 2.08. Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Transferred Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Alston & Bird LLP, 90 Park Avenue, New York, New York 10016 at 10:00 a.m. local time on the fifth Business Day following the satisfaction or written waiver of the conditions to the obligations of the Parties set forth in Sections 8.01 and 8.02, or at such other place or at such other time or on such other date as Seller and Purchaser may mutually agree upon (the day on which the Closing takes place being the “Closing Date”). The Parties agree that to the extent reasonably practicable the Closing shall occur on the last Business Day of a calendar month.

     SECTION 2.09. Closing Deliveries.

          (a) At the Closing, each of Sellers (as applicable) shall deliver or cause to be delivered to Purchaser:

          (i) the Bill of Sale, Assignment and Assumption Agreement, the Deeds with all Conveyance Tax stamps affixed, each Assignment of Lease, the Trademark Assignment and such other instruments, in form and substance reasonably satisfactory to Purchaser, as may be reasonably requested by Purchaser to effect the transfer of the Transferred Assets to Purchaser or evidence such transfer on the public records, in each case duly executed by the relevant one of Sellers (and Mayflower Plc, in the case of the Trademark Assignment);

          (ii) the Employee-Benefits Assignment and Assumption Agreement, executed by the relevant one of Sellers;

          (iii) the Transition Services Agreement;

          (iv) executed counterparts of each Ancillary Agreement other than the Ancillary Agreements delivered pursuant to Section 2.09(a)(i) through (iii);

          (v) a receipt for the Estimated Cash Purchase Price less the amount transferred to the Escrow Agent pursuant to Section 2.09(b)(i);

          (vi) a true and complete copy, certified by the Secretary or an Assistant Secretary of the relevant one of Sellers, of the constituent documents of each Seller and the resolutions duly and validly adopted by the Board of Directors or Board of Managers of such relevant one of Sellers evidencing its authorization of the execution and delivery of this Agreement and each applicable Ancillary Agreement and the consummation of the transactions contemplated hereby and thereby;

          (vii) a certificate of the Secretary or an Assistant Secretary of the relevant one of Sellers certifying the names and signatures of the officers of the relevant one of Sellers authorized to sign this Agreement and each applicable Ancillary Agreement and the other documents to be delivered hereunder and thereunder;

          (viii) a certificate of a duly authorized officer of the relevant one of Sellers certifying as to the matters set forth in Section 8.02(a);

          (ix) written confirmation that MVS and MVS-Michigan at or prior to the Closing have changed their respective names so that they do not contain the word “Mayflower” or the phrase “MVS”;

          (x) a certificate as described in Section 8.02(d) hereunder;

          (xi) customary title affidavits and certificates relating to the Transferred Real Property; and

          (xii) a favorable opinion of Seller’s special counsel as to due organization and good standing of and due authorization by Sellers and the enforceability (subject to customary exceptions) against Sellers of this Agreement and the relevant Ancillary Agreements in form and substance satisfactory to Purchaser;

          (xiii) mortgage releases or other lien satisfactions in connection with any non-Governmental Debt being repaid on the Closing Date and customary pay-off letters with respect to all Indebtedness being repaid on the Closing Date, including all Indebtedness for Borrowed Money, provided that once Sellers deliver the Deeds to Purchaser and the Deeds are accepted by Purchaser, Purchaser shall be responsible for obtaining and recording any mortgage releases or other lien satisfactions in connection with any Governmental Debt being repaid on the Closing Date and Sellers shall have no liability to Purchaser by reason of any such mortgages or liens remaining of record against any Owned Property after Closing; and

          (xiv) such other documents and instruments as shall be reasonably requested by Purchaser to effect the intent of this Agreement and to consummate the transactions contemplated hereby.

          (b) At the Closing, Purchaser shall deliver or cause to be delivered to Seller (except as set forth in (i) below):

          (i) US $5,000,000 of the Estimated Cash Purchase Price by bank transfer in immediately available funds to the Escrow Agent under the Escrow Agreement;

          (ii) US $7,500,000 of the Estimated Cash Purchase Price by bank transfer in immediately available funds to the Retention Account as provided in Section 2.10(b) hereof;

          (iii) the balance of the Estimated Cash Purchase Price by wire transfer in immediately available funds to the designated recipients thereof as provided in Section 2.10(a) hereof;

          (iv) executed counterparts of each Ancillary Agreement to which Purchaser is a party;

          (v) a true and complete copy, certified by the Secretary or an Assistant Secretary of Purchaser, of the constituent documents of Purchaser and the resolutions duly and validly adopted by the Board of Directors of Purchaser evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby;

          (vi) a certificate of the Secretary or an Assistant Secretary of Purchaser certifying the names and signatures of the officers of Purchaser authorized to sign this Agreement and the Ancillary Agreements and the other documents to be delivered hereunder and thereunder;

          (vii) a certificate of a duly authorized officer of Purchaser certifying as to the matters set forth in Section 8.01(a);

          (viii) an opinion of Kirkland & Ellis LLP, Purchaser’s outside counsel, only as to due organization and good standing of and due authorization by Purchaser, and the enforceability (subject to the customary exceptions) against Purchaser of this Agreement and the relevant Ancillary Agreements, in form and substance satisfactory to Seller; and

          (ix) such other documents and instruments as shall be reasonably requested by Seller to effect the intent of this Agreement and to consummate the transactions contemplated hereby.

     SECTION 2.10. Use of Proceeds; Retention Fund.

          (a) The portion of the Estimated Cash Purchase Price that is not deposited with the Escrow Agent and that is not deposited in the Retention Fund on the Closing Date shall be used by Sellers to pay the Persons on the Closing Date as expressly set forth on Section 2.10(a) of the Disclosure Schedule, with any balance to be paid to the relevant one of Sellers set forth on such Section 2.10(a) of the Disclosure Schedule. Seller shall no later than three (3) Business Days prior to the Closing Date deliver to Purchaser wire instructions for each of the designated recipients of the balance of the Estimated Cash Purchase Price as set forth on Section 2.10(a) of the Disclosure Schedule, and, to the extent such recipient is a holder of Indebtedness (whether related to the Business or the South Charleston Business) that is being paid, repaid or defeased as of the Closing Date, a customary payoff letter and other customary documentation providing for the release of all Encumbrances, if any, related to such Indebtedness. Each recipient of any portion of the Estimated Cash Purchase Price shall also execute and deliver to Purchaser on the Closing Date a receipt evidencing receipt of such payment. This Section 2.10(a) shall constitute a written instruction by Seller to Purchaser to direct the amounts set forth on Section 2.10(a) of the Disclosure Schedule to the designated recipients of such portion of the Estimated Cash Purchase Price.

          (b)

          (i) On or before the Closing Date, Seller shall establish a new, separate interest-bearing bank account in the name of Seller with a reputable financial institution located in the United States with a combined capital and surplus in excess of One Hundred Million Dollars ($100,000,000) (the “Retention Account”) for the purpose of receiving the portion of the Estimated Cash Purchase Price to be paid into the Retention Account as provided in Section 2.09(b)(ii) and to make disbursements therefrom solely as provided in Section 2.10(b) and Section 2.07(d).

          (ii) Seller shall not, directly or indirectly, disburse or cause or permit the disbursement of any amounts held in the Retention Account, including any interest thereon (the amount of funds held in the Retention Account from time to time being referred to as the “Retention Funds”), except as set forth in Section 2.07(d) and except as follows:

          (A) Seller may disburse from the Retention Account an amount of the Retention Funds necessary to satisfy and discharge any Qualified Retained Liability to the extent that the amount so disbursed to pay such Qualified Retained Liability does not exceed, when taken together with the amount of all other prior disbursements from the Retention Account used to pay Qualified Retained Liabilities in any given twelve-month period, $1,000,000 in the aggregate.

          (B) Seller may pay and discharge from the Retention Account when due any Qualified Retained Liability that does not fall within Section 2.10(b)(ii)(A) with the prior written consent of Purchaser, which consent shall not be unreasonably withheld.

          (C) To the extent claims regarding Qualified Retained Liabilities exceeding US $3,750,000 in the aggregate are not then pending, threatened or contingent and Seller shall have delivered to Purchaser a certificate to such effect, executed by the principal officer then responsible for the remaining operations of Seller, Seller may disburse up to US $3,750,000 of the Retention Funds from the Retention Account (less the amount of Retention Funds previously disbursed from the Retention Account) on the first anniversary of the Closing Date to the beneficiaries of Seller Parent Guarantees. For purposes of the above-referenced disbursement of the Retention Funds, a Tax claim shall not be deemed to be pending, threatened or contingent unless one of Sellers shall have received written or oral notice of an impending audit from a Governmental Authority.

          (D) Except for the maximum amount of any claim regarding Qualified Retained Liabilities that is then pending or threatened or that any Seller reasonably believes could be asserted within a six month period thereafter, which amount shall be retained in the Retention Account until all such claims are no longer pending, threatened or contingent (and Seller shall have delivered to Purchaser a certificate as the maximum amount, if any, of all such claims, executed by the principal officer then responsible for the remaining operations of Seller), Seller may disburse the balance of the Retention Funds from the Retention Account on the second anniversary of the Closing Date to the beneficiaries of Seller Parent Guarantees.

          (E) For purposes of this Agreement, a “Qualified Retained Liability” shall mean any bona fide Retained Liability that is not a Liability owed or payable to or for the benefit of any Seller, any Affiliate of Seller or in respect of any guarantee or other credit support provided by any one or more Sellers for the benefit of any Affiliate of Sellers or incurred in connection with any Indebtedness of any Affiliate of Sellers (including, without limitation, Mayflower Plc). For the avoidance of doubt, Sellers’ indemnification obligations under Sections 9.02(a)(i), (ii), (iv), (v) and (vi) are not included within the definition of Qualified Retained Liability.

          (iii) Seller agrees that it has not permitted and shall not permit the Retention Account to be subject to any Encumbrance other than for the benefit of Purchaser under this Agreement or by operation of Law. For the avoidance of doubt, in no event shall the Retention Account be the subject of an Encumbrance in favor of the holders of Indebtedness of Sellers or any of their Affiliates;

provided that the beneficiaries of Seller Parent Guarantees may be granted a security interest on those portions of the Retention Account that are disbursed to Seller.

          (iv) Seller shall cause the financial institution at which the Retention Account is located to deliver a true and correct copy of the monthly bank statement for the Retention Account to Purchaser within 10 days of the end of each calendar month in which any Retention Funds remain in the Retention Account, in each case showing the balance remaining in the Retention Account as of the end of such calendar month and all activity in the Retention Account during such calendar month.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

     On or prior to the date hereof, Seller has delivered to Purchaser the Disclosure Schedule setting forth certain information or statements, the disclosure of which is necessary or appropriate either (1) in response to an express informational requirement contained in a provision hereof or (2) as an exception to one or more representations, warranties or covenants contained in this Agreement. The inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Sellers that (i) such item represents a material exception or a material fact, event or circumstance, or (ii) such item is reasonably expected to result in a Material Adverse Effect. Seller has the continuing obligation until the Closing promptly to supplement or amend the Disclosure Schedule with respect to any matter hereafter discovered that, if known on the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule and any matter hereafter arising that has or would reasonably be expected to have a Material Adverse Effect; provided, however, that no supplement or amendment to the Disclosure Schedule shall have any effect for the purposes of determining the satisfaction of the conditions set forth in Section 8.02.

     Except as otherwise set forth in the Exhibits to this Agreement or the Disclosure Schedule (it being understood and agreed that any such exception specifically relating to a representation or warranty hereunder shall be construed as an exception to any other representation or warranty hereunder to the extent the applicability of such exception is reasonably ascertainable), Seller represents and warrants to Purchaser as follows:

     SECTION 3.01. Organization and Existence. Each of Sellers is a legal entity duly established, validly existing, and in good standing under the laws of its jurisdiction of incorporation or organization, and has all requisite power and authority to own, lease and operate its properties and, in the case of each of Seller and MVS-Michigan, to conduct the Business as it is currently conducted, except where the failure to have such power and authority would not reasonably be expected to result in a Material Adverse Effect. Sellers are duly qualified or licensed to do business under the laws of each jurisdiction in which the character of the properties owned, leased, used or operated by it or the nature of the activities conducted by it makes such qualification necessary, except any such jurisdiction where the failure to be so qualified or licensed would not reasonably be expected to result in a Material Adverse Effect. Wayne and Orrville are not currently carrying on any business activities of any type. None of Sellers nor any of their respective U.S. Affiliates conduct the business of the design, manufacture and sale of heavy truck cabs and components outside the United States or through any Person other than Seller and MVS-Michigan and their respective employees, independent contractors and agents, except that certain cabs and parts therefor are sold in Canada and Mexico and certain parts are sold into Australia.

     SECTION 3.02. Power and Authority; Authorization; Binding Effect.

          (a) Each of Sellers has all requisite organizational power and authority under its constitutive documents and the laws of its jurisdiction of incorporation or organization to execute and deliver, to perform its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements, as applicable.

          (b) The execution and delivery by each of Sellers, the performance by it of its respective obligations under, and the consummation by it of the transactions contemplated by, this Agreement and the Ancillary Agreements to be entered into by it have been duly authorized by all requisite organizational and stockholder action of Sellers.

          (c) This Agreement has been duly executed and delivered by each of Sellers and (assuming due authorization, execution and delivery by Purchaser) is, and each Ancillary Agreement to be entered into by such one of Sellers, when executed and delivered by all parties thereto (assuming due authorization, execution and delivery by the other parties thereto other than Sellers), will be, the valid and binding obligation of such one of Sellers, enforceable against such one of Sellers in accordance with their terms, except insofar as enforceability may be affected or limited by bankruptcy, insolvency, reorganization, or other similar laws now or hereafter in effect relating to or affecting the rights of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

     SECTION 3.03. No Conflict. Assuming that all consents, approvals, authorizations and other actions referred to in Section 3.04 have been obtained and all filings and notifications referred to in Section 3.04 of the Disclosure Schedule have been made, the execution, delivery and performance of this Agreement and the Ancillary Agreements by each of Sellers do not (i) violate, conflict with or result in the breach of any provision of the charter or by-laws or similar organizational documents of any of Sellers; (ii) conflict with or violate any Law or Governmental Order applicable to any of Sellers, any of the Transferred Assets, or any of the Assumed Liabilities; or (iii) except as set forth in Section 3.03(iii) of the Disclosure Schedule and subject to Section 5.03(d) and (e) hereof, conflict with, result in any breach of, constitute a default under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Transferred Assets pursuant to, any Contract to which any of Sellers is a party or by which any of such assets or properties are bound or affected, except in the case of clauses (ii) and (iii), to the extent that such conflicts, breaches, defaults or other matters would not reasonably be expected to have a Material Adverse Effect.

     SECTION 3.04. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and each Ancillary Agreement by each of Sellers do not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (i) as set forth in Section 3.04(i) of the Disclosure Schedule; (ii) pursuant to the notification and waiting period requirements of the HSR Act and applicable filings under non-U.S. antitrust and competition law as set forth in Section 3.04(ii) of the Disclosure Schedule; or (iii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not materially delay the consummation by each of Sellers of the transactions contemplated by this Agreement or the Ancillary Agreements or would not reasonably be expected to have a Material Adverse Effect.

     SECTION 3.05. Intentionally Omitted

     SECTION 3.06. No Undisclosed Liabilities; Transferred Assets.

          (a) Except as disclosed in Section 3.06(a) of the Disclosure Schedule, to the Knowledge of Sellers, there exist no Liabilities relating to the Business incurred since 1 January 2004 other than (i) Liabilities incurred in the ordinary course of business or (ii) Liabilities which have not had, and are not reasonably expected to have, a Material Adverse Effect.

          (b) Except as disclosed in Section 3.06(b) of the Disclosure Schedule, Sellers (or one or more of them) own all of the Transferred Assets, free and clear of all Encumbrances, except for (i) any Encumbrances arising from or in connection with the factoring of any Receivables (which shall be discharged and released at or prior to the Closing), (ii) the Permitted Encumbrances and (iii) the terms of any lease, license, loan, or bailment in regard to any Transferred Assets that are not owned by any of Sellers.

          (c) Subject to the provisions of Section 5.03 (d), the Transferred Assets (i) constitute all of the assets (or rights to use all of the assets) used or held for use by Sellers in connection with the conduct or operation of the Business, other than the Retained Assets of the types specified in clauses (i), (vi) and (viii) of Section 2.01(b) hereof, assets that relate to Seller’s South Charleston Business and that are not also used in the Business, and assets that are necessary to carry out the services to be performed pursuant to the Transition Services Agreement, and (ii) together with the rights granted under, but subject to the obligations of, the Transition Services Agreement, will permit Purchaser to conduct the business substantially as it is being conducted on the date of this Agreement and the Closing Date and to perform all the Assumed Liabilities.

     SECTION 3.07. Conduct in the Ordinary Course; Absence of Certain Changes, Events and Conditions. Since 1 April 2004, except as disclosed in Section 3.07 of the Disclosure Schedule, to the Knowledge of Sellers, there has been no event, circumstance, development or effect or series of related events, circumstances or developments relating specifically to the Business (other than changes in economic conditions generally, changes in the general condition of the industry in which the Business operates, and changes due to the insolvency of Seller’s ultimate parent entity), whether or not covered by insurance, which has resulted in or reasonably would be expected to result in a Material Adverse Effect, and to the Knowledge of Seller, no such event, circumstance, development or effect or series of related events, circumstances or developments is reasonably likely to occur. Since 1 April 2004, except as disclosed in Section 3.07 of the Disclosure Schedule or as would not reasonably be expected to have a Material Adverse Effect, the Business has been conducted in the ordinary course consistent with past practice, except that there has been no business or other commercial activity or operations at the Orrville Site since on or about 1 August 2001. As amplification and not in limitation of the foregoing, except as disclosed in Section 3.07 of the Disclosure Schedule or would not reasonably be expected to have a Material Adverse Effect, since 1 April 2004 none of Sellers has:

          (a) permitted or allowed any of the material assets or properties (whether tangible or intangible) forming part of the Business (other than certain Receivables pledged to a factor) to be subjected to any Encumbrance, other than Permitted Encumbrances and Encumbrances that will be released at or prior to the Closing;

          (b) sold, transferred, leased, subleased, licensed or otherwise disposed of any properties or assets of the Business for an amount individually in excess of Two Hundred Thousand U.S. Dollars (US $200,000), other than the sale of Inventories in the ordinary course of the Business consistent with past practice;

          (c) made any capital expenditure or commitment for any capital expenditures relating to the Business in excess of One-Hundred Thousand U.S. Dollars (US $100,000), individually, and One Million U.S. Dollars (US $1,000,000) in the aggregate, other than expenditures listed on Section 3.07(c) of the Disclosure Schedule made in respect of tooling, molds and/or modifications necessary for new customer programs, the cost of which is intended to be reimbursable to Seller by the customer and which tooling and molds become the property of such customer upon such reimbursement;

          (d) made any material changes in the customary methods of operations of the Business, including, without limitation, practices and policies relating to manufacturing, purchasing, Inventories, marketing, selling and pricing other than in the ordinary course of the Business consistent with past practice;

          (e) except as disclosed in Section 3.07(e) of the Disclosure Schedule, granted or announced any increase in the wages, salaries, compensation, bonuses, incentives, severance or termination pay or benefits, pension or other benefits payable to any Business Employee, other than as required by Law, pursuant to any collective bargaining agreement or Plan, or other increases to persons other than executive officers in the ordinary course of the Business substantially consistent with past practice of the Business; or adopted, amended, modified or terminated any bonus, profit sharing, incentive, employment, severance, change in control, retirement, welfare or other plan, program, arrangement, contract or other commitment for the benefit of any of the Business Employees;

          (f) experienced any strike, walkout, slowdown or work stoppage;

          (g) suffered any physical damage, destruction or casualty loss of the scope specified in Section 8.02(g) affecting the Transferred Assets which is not covered by insurance;

          (h) waived any rights under any Contract, lease or license constituting Transferred Assets which waiver, individually or in the aggregate with other such waivers, has had or is reasonably likely to have a Material Adverse Effect;

          (i) made or changed any Tax election, adopted or changed any Tax accounting method, entered into any closing agreement, settled any Tax claim or assessment, surrendered any right to claim a Tax refund or credit or took or failed to take any other action that materially increased the Tax liability of the Business;

          (j) except as may otherwise be required by applicable Law or GAAP, changed any of Seller Accounting Principles;

          (k) made any loans or advances to, or guarantees for the benefit of, any Person; or

          (l) committed to do any of the foregoing.

     SECTION 3.08. Litigation. Except as referred to in Section 3.08 of the Disclosure Schedule, there are no Actions relating to the Business against any of Sellers pending or, to the Knowledge of Seller, threatened where the amount at stake (excluding attorneys’ fees and disbursements relating thereto incurred by any of Sellers) is in excess of Two Hundred Thousand U.S. Dollars (US $200,000). Except as would not reasonably be expected to result in a Material Adverse Effect, none of Sellers is subject to any Governmental Order relating to the Business, and, to the Knowledge of Seller, there are no Governmental Orders relating to the Business threatened to be imposed on any of Sellers by any Governmental Authority.

     SECTION 3.09. Environmental Matters. Except as set forth in Section 3.09 of the Disclosure Schedule and as would not reasonably be expected to result in a Material Adverse Effect, to the Knowledge of Seller:

          (a) There has been no Release by Sellers at any of the Business Locations;

          (b) No Environmental Claims have been asserted against Sellers nor are there any threatened or pending Environmental Claim against Sellers; and

          (c) No Environmental Claims have been asserted against any facilities that may have received Hazardous Materials generated by Sellers.

     SECTION 3.10. Material Contracts. (a) Section 3.10(a) of the Disclosure Schedule lists each of the following contracts, mortgages, indentures, notes, commitments, understandings or other agreements, whether written or oral (“Contracts”), of any of Sellers in existence as of the date of the Agreement (such Contracts being the “Material Contracts”):

          (i) all Contracts (including, invoices, and purchase orders) for the purchase of Inventory, other materials or personal property with any supplier or for the furnishing of services to Sellers, to the extent related to the Business, under the terms of which any of Sellers: (A) must or would reasonably be expected to be required to pay or otherwise give consideration of more than One

Hundred Thousand U.S. Dollars (US $100,000) during the calendar year ended 31 December 2004, or (B) must or would reasonably be expected to be required to pay or otherwise give consideration of more than Two Hundred Fifty Thousand U.S. Dollars (US $250,000) over the remaining term of such Contract;

          (ii) all Contracts (including invoices and sales orders) for the sale of Inventory or other personal property or for the furnishing of services by any of Sellers, to the extent related to the Business, under the terms of which any of Sellers is or would reasonably be expected to be entitled to receive: (A) consideration of more than One Hundred Thousand U.S. Dollars (US $100,000) during the calendar year ended 31 December 2004, or (B) consideration of more than Two Hundred Fifty Thousand U.S. Dollars (US $250,000) over the remaining term of the Contract;

          (iii) all material Seller IP Agreements (other than shrink-wrap licenses of commercially available computer software);

          (iv) all material Contracts with any Governmental Authority to which any of Sellers is a party to the extent related to the Business;

          (v) all Assumed Shared Contracts;

          (vi) any Contract that materially restricts any of Sellers’ ability to conduct the Business in any geographic area;

          (vii) any Contract relating to any joint venture, partnership or similar arrangement of the Business;

          (viii) any Contract that is an employment or consulting agreement between any of Sellers and any Business Employee which is not otherwise terminable by one of Sellers upon written notice, given at any time, of not more than sixty (60) days, and without material penalty;

          (ix) any collective bargaining agreement or any other material Contract with any labor union covering any Business Employees;

          (x) any Contract pursuant to which any of Sellers has granted any exclusive marketing, distribution or other similar right to any third party with respect to the Business;

          (xi) all Assumed Real Property Leases;

          (xii) all Contracts relating to Indebtedness of any Seller relating to the Business or imposing any Encumbrance on any of the Transferred Assets;

          (xiii) all Contracts between any Seller and any of their respective Affiliates (including any other Seller); and

          (xiv) any Contract that, if terminated prior to its term, would reasonably be expected to result in payments, penalties or damages to the Business that would reasonably be expected to result in a Material Adverse Effect.

          (b) Each Material Contract (i) is as of the date hereof valid and binding in all material respects on the relevant one of Sellers and, to the Knowledge of Seller, the counterparties thereto, and is in full force and effect, and (ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Section 3.03(iii) of the Disclosure Schedule are not obtained and subject to the provisions of Section 5.03(d) and (e) hereof, shall continue in full force and effect without penalty or other adverse consequence. None of Sellers or, to the Knowledge of Seller, any other party thereto, is in material breach of, or default under, any Material Contract. There exists no default or any event which, with the giving of notice, lapse of time, or both, would constitute a default on the part of the relevant one of Sellers or, to the Knowledge of Seller, any other party thereto, under any of the Material Contracts, except as would not reasonably be expected to result in a Material Adverse Effect.

          (c) There are no Transaction Triggered Payments other than (i) the Loyalty Bonus Program, (ii) the Key Management Incentive Bonus Program; and (iii) such other payments as are described in or contemplated by the plans and documents listed on Section 3.13(a) of the Disclosure Schedule, complete and accurate copies of which have been provided to Purchaser or have been included in the data room documentation made available to Purchaser on or prior to the Closing Date. The individuals eligible to receive Loyalty Bonus payments and the amount of each such payment are set forth in Section 3.10(c) of the Disclosure Schedule. Payments due under the Key Management Incentive Bonus program allocable to 2004 do not exceed Five Hundred Thousand Dollars ($500,000).

     SECTION 3.11. Intellectual Property.

          (a) Section 3.11(a) of the Disclosure Schedule sets forth a true and complete list of (i) all Registered and material un-Registered Transferred Intellectual Property, including Seller Marks, and (ii) the material Seller IP Agreements. Except as set forth in Section 3.11(a) of the Disclosure Schedule, the Transferred Intellectual Property and the Intellectual Property that is the subject of the Transition Services Agreement together constitutes all the Intellectual Property that is necessary for the conduct of the Business as currently conducted.

          (b) Except as would not reasonably be expected to result in a Material Adverse Effect, Seller has a valid right to use all Transferred Intellectual Property (other than the “Mayflower” name and the knot design, which are covered in the next succeeding sentence) in the ordinary course of the Business. Seller has a valid right to use the “Mayflower” name and the knot design in the ordinary course of the Business.

          (c) To the Knowledge of Seller, Sellers are the owners of the entire right, title and interest in and to the Transferred Intellectual Property (except as to any Transferred Intellectual Property that is licensed to any of Sellers pursuant to a Seller IP Agreement) and such Transferred Intellectual Property is valid and enforceable and has not been adjudged invalid or unenforceable in whole or in part.

          (d) To the Knowledge of Seller, no person is engaging in any activity that infringes the Transferred Intellectual Property.

          (e) To the Knowledge of Seller, no suit, action, reissue, reexamination, public protest, interference, arbitration, mediation, opposition, cancellation or other proceeding (collectively, “Suit”) has been asserted or threatened, against any of Sellers alleging that the operation of the Business infringes the Intellectual Property rights of any third party.

          (f) To the Knowledge of Seller, the consummation of the transactions contemplated by this Agreement will not result in termination or impairment of any rights in or to any of the Transferred Intellectual Property.

     SECTION 3.12. Real Property. (a) Except as related to the South Charleston Site, Section 3.12(a) of the Disclosure Schedule lists the real property owned by any of Sellers that is used in the Business, or in the case of the Orrville Site, has been used in the Business (the “Owned Real Property”). Section 3.12(a) of the Disclosure Schedule lists for each Owned Real Property, (i) the street address of each parcel of Owned Real Property, (ii) the current record owner (each being a “Seller Fee Owner”) of each such parcel of Owned Real Property, and (iii) the identity of any lessee, licensee or other occupant of the Owned Property.

          (a) Except as related to the South Charleston Site, Section 3.12(b) of the Disclosure Schedule lists the real property leased by any of Sellers and used in the Business (the “Leased Real Property”). Section 3.12(b) of the Disclosure Schedule lists (i) the street address of each parcel of Leased Real Property and (ii) the identity of the lessor, lessee (each being a “Seller Lessee”) and current occupant (if different from Seller Lessee) of each such parcel of Leased Real Property.

          (b) Except as set forth in Section 3.12(c) of the Disclosure Schedule, the applicable Seller Fee Owner has fee simple title, insurable at standard rates, to its Owned Real Property free and clear of Encumbrances other than Permitted Encumbrances and no condemnation, eminent domain or expropriation proceeding is pending or, to the Knowledge of Seller, threatened against the Owned Real Property, except, in either case, as would not reasonably be expected to have a Material Adverse Effect.

          (c) Seller has, or has caused to be delivered, to Purchaser a correct and complete copy of the Assumed Real Property Leases pursuant to which Seller has a leasehold interest in the Leased Real Property. To the Knowledge of Seller, all of the Assumed Real Property Leases listed in Section 3.12(b) of the Disclosure Schedule are valid, existing and in full force and effect and binding upon Sellers and the other parties thereto in accordance with their terms, (ii) have not been modified or amended, and (iii) there exists no default, after the expiration of any applicable notice, grace or cure period, under any Assumed Real Property Lease by such Seller Lessees, or, to the Knowledge of Seller, by the respective lessors thereunder, except as would not reasonably be expected to have a Material Adverse Effect.

      SECTION 3.13. Employee Benefit Matters.

          (a) Section 3.13(a) of the Disclosure Schedule lists (i) each “employee benefit plan” (as defined in Section 3(3) of ERISA), including, but not limited to, each pension,

supplemental retirement, health, welfare, medical, dental, disability, life insurance, severance or other pension or welfare plan or program, as well as each trust agreement, insurance policy and/or administrative services and other similar agreements associated therewith; and (ii) each bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation or other benefit plan, program or arrangement, and each employment, termination, severance or other contract or agreement, whether funded or unfunded, to which any Seller is a party, with respect to which any Seller has any obligation, or that is maintained, contributed to or required to be contributed to or sponsored by any Seller for the benefit of any Business Employee or any Other Business Employee (collectively, the “Plans”). Seller has made available to Purchaser an accurate copy of each Plan, and, to the extent applicable: (i) any related trust agreement or other funding instrument, investment contract and administration agreement (ii) the most recent IRS determination letter, (iii) any summary plan description, (iv) a summary of any proposed amendments or changes anticipated to be made to the Plans at any time prior to the Closing, and (v) for the three most recent years (A) the IRS Form 5500 (including all required schedules and accountant’s opinions), (B) audited financial statements, (C) actuarial valuation reports, and (D) PBGC Form 1 (and, if applicable, PBGC Form 1ES).

          (b) Except as disclosed in Section 3.13(b) of the Disclosure Schedule or as would not reasonably be expected to have a Material Adverse Effect, to the Knowledge of Seller (i) Each Plan has been maintained, funded and administered in accordance with its terms, the terms of any collective bargaining agreement and the requirements of all applicable Laws, including ERISA and the U.S. Code; (ii) each Seller has performed all obligations to be performed by it under, and was not and is not in default under or in violation of, any Plan; (iii) no action, claim or proceeding is pending or threatened with respect to any Plan (other than claims for benefits in the ordinary course); (iv) no audits, inquiries or proceedings are pending, or to the knowledge of Sellers, threatened by the IRS, the U.S. Department of Labor, Pension Benefit Guaranty Corporation (the “PBGC”) or other Governmental Authority; (v) to the extent due and payable on or prior to the Closing Date, all contributions or premium payments have been made or accrued; (vi) Sellers have not violated ERISA’s fiduciary obligations or engaged in any prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975 of the U.S. Code); (vii) no Plan has any liability for any federal, state, local or foreign Taxes; (viii) Seller and its ERISA Affiliates have no outstanding liability with respect to any Plan subject to Title IV of ERISA that was previously maintained or contributed to by Seller or any of its ERISA Affiliates within six (6) years prior to the date of this Agreement; (ix) with respect to any “defined benefit plan,” within the meaning of Section 3(35) of ERISA, that is sponsored, maintained or contributed to, or has been sponsored, maintained or contributed to within six years prior to the date of this Agreement, by Sellers or any of their ERISA Affiliates: (A) no withdrawal liability, within the meaning of Section 4201 of ERISA, has been incurred, which withdrawal liability has not been satisfied, (B) no liability to the PBGC has been incurred (other than premiums currently due), which liability has not been satisfied; (C) no “accumulated funding deficiency,” within the meaning of Section 302 of ERISA or Section 412 of the Code, whether or not waived, has been incurred; (D) no “reportable event” within the meaning of Section 4043 of ERISA (for which the 30-day notice requirement has not been waived by the PBGC) has occurred within the last six years; and (E) no lien has arisen under ERISA or the Code on the assets of Seller and its ERISA Affiliates.

          (c) Except as disclosed in Section 3.13(c) of the Disclosure Schedule, each Plan which is intended to be qualified under Section 401(a) of the U.S. Code has received a favorable determination letter from the IRS that it is so qualified, or an application for such a letter has been filed and is currently pending and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the U.S. Code has received a determination letter from the IRS that it is so exempt, or an application for such a letter has been filed and is currently pending and, to the Knowledge of Seller, no fact or event has occurred since the date of such determination letter from the IRS or application which would reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

          (d) To the Knowledge of Seller, neither Sellers nor any of their ERISA Affiliates contributes or has an obligation to contribute, and has not within six years prior to the date of this Agreement contributed or had an obligation to contribute, to a multiemployer plan within the meaning of Section 3(37) of ERISA.

          (e) except pursuant to the Plans set forth in Section 3.13(a) of the Disclosure Schedule, to the Knowledge of Seller, the consummation of the transactions contemplated by this Agreement shall not (i) entitle any current or former employee, director or consultant of the Business to any payment, (ii) increase the amount of any compensation to any such person, (iii) accelerate the vesting of any compensation, stock incentive or other benefit to such person or (iv) result in any parachute payment under Section 280G of the U.S. Code whether or not such compensation is considered to be reasonable.

     SECTION 3.14. Labor Matters.

          (a) Except as set forth in Section 3.14(a) of the Disclosure Schedule, none of Sellers is a party to any collective bargaining agreement or other labor union contract applicable to the Business Employees, and currently, to the Knowledge of Seller, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit covering the Business Employees.

          (b) Except as disclosed in Section 3.14(b) of the Disclosure Schedule or as would not reasonably be expected to have a Material Adverse Effect, to the Knowledge of Seller, there is no complaint, charge, grievance or claim based on or arising out of the employment by Seller of any Business Employee, including, but not limited to the payment of wages, salary or overtime pay that is now pending or threatened before any Governmental Authority with respect to any current or former Business Employee.

          (c) Within the last three years prior to the Closing Date, there have been no strikes or lockouts or work stoppages.

          (d) Seller has furnished to Purchaser a complete, true and correct written list (the “Employee List”) of all current Business Employees, their respective locations, the date their employment commenced and their base compensation.

          (e) Except as disclosed in Section 3.14(e) of the Disclosure Schedule, to the Knowledge of Seller, no event giving rise to the requirement that notice be given to any employee of the Business under the Worker Adjustment Retraining and Notification Act (the “WARN Act”) or under any similar foreign, state or local law has occurred or been announced during the 90-day period ending on the date of this Agreement or any longer period required by any local legislation.

     SECTION 3.15. Taxes. Except as set forth in Section 3.15 of the Disclosure Schedule, Sellers, each subsidiary of Sellers and each U.S. affiliated group (within the meaning of Section 1504 of the U.S. Code) or consolidated, combined or unitary group (under state or local Tax law) of which Sellers or any subsidiary of Sellers is or has been a member (each, a “U.S. Affiliated Group”) have timely filed all federal, state and local Tax Returns required to be filed under the U.S. Code or applicable state or local Tax laws and such Tax Returns are true, correct and complete. All Taxes required to be paid with respect to the Business and the Transferred Assets and with respect to the periods covered by the Tax Returns have been paid in full. No Tax liens have been filed, no claims are being asserted to Sellers’ Knowledge with respect to any Taxes of Sellers, any subsidiary of Sellers or any U.S. Affiliated Group, and, to the Knowledge of Sellers, no examination, audit or inquiry is currently being conducted by any Taxing authority, including any examination, audit or inquiry which could result in a Tax liability with respect to the Business or the Transferred Assets for which Sellers or any subsidiary of Sellers could be severally liable under Treasury Regulations § 1.1502-6 or any comparable state or local Tax provisions. Sellers and each subsidiary of Sellers have complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes with respect to the Business and the Transferred Assets and is not liable for any Taxes for failure to comply with such laws, rules, and regulations. Sellers and each subsidiary of Sellers have been included only in the combined, consolidated or unitary groups for state, federal and local income Tax purposes described on Section 3.15 of the Disclosure Schedule. There are no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns of Sellers, any subsidiary of Sellers or any U.S. Affiliated Group with respect to the Business or the Transferred Assets. Neither Sellers nor any subsidiary of Sellers are a party to any agreement or understanding providing for the allocation or sharing of Taxes other than with respect to each other. Set forth on Section 3.15 of the Disclosure Schedule is a list of all federal income Tax audits that have ended within three years of the date of this Agreement that have been completed by the IRS. None of the Transferred Assets is “Tax exempt use property” within the meaning of Section 168(h) of the U.S. Code.

     SECTION 3.16. Insurance. Section 3.16 of the Disclosure Schedule lists the material insurance policies or binders of fire, casualty, liability, burglary, fidelity, workers’ compensation, vehicular, health, life and other insurance relating to the Business maintained by or on behalf of any of Sellers as of the date hereof. All premiums required to be paid with respect thereto covering all periods up to and including the Closing Date have been, or shall in the ordinary course be, paid. No notice of cancellation or termination has been received with respect to any such policy as of the date of this Agreement, and all such insurance policies are in full force and effect and will remain in full force and effect up to and including the Closing Date (other than those that have been retired or expired in the ordinary course). To the Knowledge of Seller, no declination of coverage or reservation of rights has been made by any insurer with respect to any claim that is currently pending or threatened that was submitted under any such policy since 1 January 2000.

     SECTION 3.17. Brokers. Except for Robert W. Baird & Co. Incorporated, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Sellers. An Affiliate of Seller is solely responsible for the fees and expenses of Robert W. Baird & Co. Incorporated.

     SECTION 3.18. Warranty and Product Liability Claims. Except as set forth on Section 3.18 of the Disclosure Schedule, to the Knowledge of Seller, no claims based on breach of express or implied warranty or based on product liability or strict liability have been asserted in writing since 1 January 2001 in regard to any product of Sellers relating to the Business. Except as set forth on Section 3.18 of the Disclosure Schedule, to the Knowledge of Seller, since 1 January 2001 there have been no recalls of any product of the Business.

     SECTION 3.19. Compliance with Law; Licenses and Permits. To the Knowledge of Seller, Section 3.19 of the Disclosure Schedule contains a true and complete list of all material permits, approvals, qualifications, licenses, agreements and authorizations of any Governmental Authority (including under Environmental Laws) held or used by any of Sellers in connection with the conduct of the Business (collectively, “Permits”). To the Knowledge of Seller, the Permits held or used by Sellers are all of the Permits necessary or appropriate for the operation of the Business.

     SECTION 3.20. No Other Business. None of Sellers has conducted any business other than the Business and Seller’s South Charleston Business.

     SECTION 3.21. No Other Representations and Warranties. NEITHER SELLERS NOR ANY OTHER PERSON HAVE MADE, OR SHALL BE DEEMED TO HAVE MADE, AND NEITHER SELLERS NOR ANY OF THEIR DIRECTORS, MANAGERS, OFFICERS, EMPLOYEES, AGENTS OR REPRESENTATIVES IS LIABLE FOR OR BOUND IN ANY MANNER BY, ANY EXPRESS OR IMPLIED REPRESENTATIONS, WARRANTIES, GUARANTIES, PROMISES OR STATEMENTS PERTAINING TO THE BUSINESS, SELLERS OR THE TRANSFERRED ASSETS, EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE III, ANY ANCILLARY AGREEMENT OR ANY CERTIFICATE DELIVERED AT THE CLOSING BY ANY SUCH PERSONS.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Except as otherwise set forth in the Exhibits to this Agreement or the Disclosure Schedule (it being understood that any such exception specifically relating to a representation or warranty hereunder shall be construed as an exception to any other representation or warranty hereunder to the extent the applicability of such exception is reasonably ascertainable), Purchaser hereby represents and warrants to Sellers as follows:

     SECTION 4.01. Organization and Existence. Purchaser is a legal entity duly established, validly existing, and (where applicable) in good standing under the laws of its jurisdiction of incorporation or organization, as the case may be, and Purchaser has all requisite power and authority to own, lease and operate its properties, except where the failure to have such power and authority would not materially adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements.

     SECTION 4.02. Power and Authority; Authorization; Binding Effect

          (a) Purchaser has all requisite organizational power and authority under its constitutive documents and the laws of its jurisdiction of incorporation or organization and formation to execute and deliver, to perform its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements.

          (b) The execution and delivery by Purchaser, the performance by it of its obligations under, and the consummation by it of the transactions contemplated by this Agreement and the Ancillary Agreements have been duly authorized by all requisite organizational action of Purchaser.

          (c) This Agreement has been duly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by Sellers) is, and each Ancillary Agreement when executed and delivered by all parties thereto (assuming due authorization, execution and delivery by the other parties thereto) will be, the valid and binding obligation of Purchaser, enforceable against it in accordance with their terms, except insofar as enforceability may be affected or limited by bankruptcy, insolvency, reorganization, or other similar laws now or hereafter in effect relating to or affecting the rights of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

     SECTION 4.03. No Conflict. Assuming that all consents, approvals, authorizations and other actions referred to in Section 4.04 have been obtained and all filings and notifications referred to in Section 4.04 have been made, the execution, delivery and performance of this Agreement and the Ancillary Agreements by Purchaser, do not (i) violate, conflict with or result in the breach of any provision of the constituting documents of Purchaser; (ii) conflict with or violate any Law or Governmental Order applicable to Purchaser; or (iii) conflict with, or result in any breach of, constitute a default under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of Purchaser pursuant to, any agreement to which Purchaser is a party or by which any of its assets or properties are bound or affected.

     SECTION 4.04. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and each Ancillary Agreement by Purchaser does not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (i) pursuant to the notification and waiting period requirements of the HSR Act; (ii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not materially delay the consummation by Purchaser of the transactions contemplated by this Agreement or the Ancillary Agreements; and (iii) as may relate to Sellers.

     SECTION 4.05. Litigation. No claim, action, suit, proceeding or investigation by or against Purchaser is pending or, to the Knowledge of Purchaser, threatened which seeks to delay or prevent the consummation of, or which would be reasonably likely to adversely affect the ability of Purchaser to consummate, the transactions contemplated by this Agreement and the Ancillary Agreements.

     SECTION 4.06. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Purchaser and for which any of Sellers will be responsible.

     SECTION 4.07. Financing. Purchaser has provided to Seller true and correct copies of the documents (excluding any agreements or understandings with respect to fees) issued to Purchaser or to which Purchaser is a party in connection with the financing of the transactions contemplated hereby (the “Commitments”). Assuming satisfaction of all applicable conditions set forth in the Commitments and full funding thereunder of all amounts available under the Commitments, at the Closing Date, Purchaser will have sufficient funds to consummate the transactions contemplated hereby.

     SECTION 4.08. No Other Representations and Warranties. NEITHER PURCHASER NOR ANY OTHER PERSON HAS MADE, OR SHALL BE DEEMED TO HAVE MADE, AND NEITHER PURCHASER NOR ANY OF ITS DIRECTORS, OFFICERS, EMPLOYEES, MEMBERS, AGENTS OR REPRESENTATIVES IS LIABLE FOR OR BOUND IN ANY MANNER BY, ANY EXPRESS OR IMPLIED REPRESENTATIONS, WARRANTIES, GUARANTIES, PROMISES OR STATEMENTS, EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE IV.

ARTICLE V

ADDITIONAL AGREEMENTS

     SECTION 5.01. Conduct of Business Prior to the Closing.

          (a) Sellers covenant and agree that, except as set forth in Section 5.01(a) of the Disclosure Schedule or as otherwise specifically contemplated by this Agreement, between the date of this Agreement and the time of the Closing, Sellers shall conduct the Business only in its ordinary course consistent with past practice. Without limiting the generality of the foregoing, except as set forth in Section 5.01(a) of the Disclosure Schedule or as otherwise contemplated by this Agreement, Sellers shall use all commercially reasonable efforts to (i) keep available the services of the key employees of the Business, except for key employees who also render services to Seller’s South Charleston Business; (ii) maintain and preserve the Business intact in all material respects and maintain in all material respects the ordinary and customary relationships of the Business with its suppliers, customers and others having business relationships with the Business, and (iii) continue in full force and effect without material modification the insurance policies referred to in Section 3.16 of the Disclosure Schedule.

          (b) Sellers covenant and agree that, except as set forth in Section 5.01(b) of the Disclosure Schedule or as otherwise specifically contemplated by this Agreement, between the date of this Agreement and the time of Closing, Sellers shall not, without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed, do the following:

          (i) permit or allow any of the material assets or properties (whether tangible or intangible) forming part of the Business (other than certain Receivables pledged to a factor) to be subjected to any Encumbrance, other than Permitted Encumbrances and Encumbrances (including those of any factor arising from or in connection with the factoring of any Receivables) that will be released at or prior to the Closing;

          (ii) sell, transfer, lease, sublease, license or otherwise dispose of any properties or assets of the Business, other than the sale of Inventories in the ordinary course of the Business consistent with past practice and the sale or disposition of old and obsolete materials or;

          (iii) deviate in any material respect from the amount and timing of capital expenditure or commitments for any capital expenditure to be made relating to the Business from that provided in the 2004 calendar year capital expenditure budget of the Business provided to Purchaser prior to the date hereof;

          (iv) make any material changes in the customary methods of operations of the Business, including without limitation practices and policies relating to manufacturing, purchasing, Inventories, tooling (and reimbursement thereof), marketing, selling, licensing and pricing other than in the ordinary course of the Business substantially consistent with past practice;

          (v) make any loan to, guarantee any Indebtedness of, or otherwise incur any Indebtedness on behalf of, any Person in connection with the Business, in each case in excess of Two Hundred Thousand U.S. Dollars (US $200,000) individually or One Million U.S. Dollars (US $1,000,000) in the aggregate; provided that any such Indebtedness shall constitute Closing Indebtedness for purposes of this Agreement;

          (vi) grant or announce any increase in the wages, salaries, compensation, bonuses, incentives, severance or termination pay or benefits, pension or other benefits payable to any Business Employee, other than as required by Law, pursuant to any Contract or Plan, or other increases with respect to non-executive officers, in each case in the ordinary course of the Business consistent with past practice of the Business;

          (vii) enter into any material Contract with respect to the Business other than in the ordinary course of business consistent with past practice, or amend or terminate or waive any material right under any Contract or lease constituting a Transferred Asset;

          (viii) take any action listed in Section 3.07; or

          (ix) commit to do any of the foregoing.

     SECTION 5.02. Access to Information.

          (a) Except as may be prohibited by applicable Law, from the date of this Agreement until the Closing, upon reasonable notice, Sellers shall, and shall cause each of Sellers’ officers, directors, employees, agents, accountants, counsel and other representatives and advisors to (i) afford the officers, accountants and counsel of Purchaser (and Purchaser’s potential financing sources) (x) full access, during normal business hours, to the offices, books and records and Contracts of Sellers (to the extent they relate to the Business and are not privileged) and (y) access reasonably regulated by Sellers, to customers, suppliers, properties (to the extent they relate to the Business and are not privileged) of Sellers and to those employees of Sellers who have any significant knowledge of the Business and Sellers’ South Charleston Business; and (ii) furnish to the officers, accountants, counsel and other advisors of Purchaser (and Purchaser’s potential financing sources) such additional financial and operating data and other information regarding the Business and Sellers’ South Charleston Business as Purchaser (and its financing sources) may from time to time reasonably request; provided, however, that none of the foregoing shall unreasonably interfere with any of the businesses or operations of Sellers; provided, further, that access shall not be obtained under this Section 5.02 to the Tax Returns of Sellers, except to the extent relating to the Business to a material extent. All information obtained by Purchaser, its officers, accountants or counsel pursuant to this Section 5.02(a) shall be kept confidential in accordance with the provisions of the Confidentiality Agreement.

          (b) For a period of six (6) years after the Closing, Purchaser shall (i) retain the books and records of Sellers which are transferred to Purchaser pursuant to this Agreement and which relate to periods prior to the Closing in a manner reasonably consistent with the prior practices of Sellers; and (ii) upon reasonable notice, afford the officers, employees and authorized agents and representatives of Sellers (or the Other Business Purchaser as the successor in interest to Seller’s South Charleston Business) reasonable access (including the right to make photocopies, at Seller’s expense), during normal business hours, to such books and records; provided, however, that none of the foregoing shall unreasonably interfere with any of the businesses or operations of Purchaser, and provided further that access shall not be obtained under this Section 5.02 (b) to the Tax Returns of Purchaser, except to the extent related to the Business.

          (c) For a period of six (6) years following the Closing, Sellers or their successors or representatives shall (i) retain all books and records of Sellers (for periods prior to the Closing and to the extent they relate to the Business) that are not transferred to Purchaser pursuant to this Agreement and that shall not otherwise have been delivered to Purchaser in a manner reasonably consistent with the prior practices of Sellers, and (ii) upon reasonable notice, afford the officers, employees and authorized agents and representatives of Purchaser, reasonable access (including the right to make photocopies at the expense of Purchaser), during normal business hours, to such books and records and provided further that no access shall be provided to the Tax Returns of Sellers, except to the extent related solely to the Business.

     SECTION 5.03. Regulatory and Other Authorizations; Notices and Consents; Shared Contracts.

          (a) Without prejudice to the provisions of Section 5.03(b), Sellers and Purchaser shall use all commercially reasonable efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, and the consummation of the transactions contemplated by, this Agreement and the Ancillary Agreements. Sellers and Purchaser will cooperate with each other in promptly seeking to obtain all such authorizations, consents, orders and approvals; provided, however, that Sellers shall not be required to pay any fees or other payments to any such Governmental Authorities in order to obtain any such authorization, consent, order or approval and any such fees and payments shall be paid by Purchaser. Neither Sellers nor Purchaser shall take any action that would have the effect of delaying, impairing or impeding the receipt of any required approvals.

          (b) Sellers and Purchaser each agree to make, or to cause to be made, an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement, if such filing is required under the HSR Act, within five (5) Business Days after the date of this Agreement and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. In addition, each Party agrees to make, or to cause to be made, promptly any filing that may be required under the antitrust or competition laws of the jurisdictions listed in Section 3.04(ii) of the Disclosure Schedule (the satisfaction of the requirements of such U.S. and non-U.S. antitrust and competition laws being referred to as the “Antitrust Approvals”).

          (c) Each Party to this Agreement shall promptly notify the other Parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement, and permit the other Parties to review in advance any proposed communication by such Party to any Governmental Authority. No Party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing. Subject to the Confidentiality Agreement, the Parties to this Agreement will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.

          (d) Sellers shall use all commercially reasonable efforts to obtain such third party consents, orders, approvals, releases, waivers, and estoppel certificates with respect to the Contracts listed in Section 5.03(d) of the Disclosure Schedule as Purchaser may reasonably deem necessary; provided, however, that Sellers shall not be obligated to pay any consideration therefor, to incur any additional liability or obligation in connection therewith, or to remain secondarily liable therefor. Purchaser shall cooperate and use its reasonable best efforts to assist Sellers in giving such notices and obtaining such consents and other releases.

          (e) Sellers and Purchaser agree that, in the event that any such authorization, consent, order or approval by any Governmental Authorities or third parties is not obtained prior to the Closing, this Agreement shall not constitute a sale, conveyance, transfer, assignment or delivery of the affected Transferred Assets if any of the foregoing would constitute a breach of applicable Law or the rights of any third party; provided, however, that, except to the extent that a condition to Closing set forth in Article VIII shall not have been satisfied or waived, the Closing shall occur notwithstanding the foregoing and without any adjustment to the Purchase Price on account of such lack of authorization, consent, or the like. Notwithstanding Section 5.03(d), following the Closing, Sellers will cooperate with Purchaser and use all commercially reasonable efforts to assist Purchaser in attempting to obtain such authorization, consent, release, waiver, order or approval as promptly as practicable thereafter; provided, however, that Sellers shall not be obligated to pay any consideration therefor, to incur any additional liability or obligation in connection therewith, or to remain secondarily liable therefor. Pending such authorization, consent, release, waiver, order or approval or if such authorization, consent, release, waiver, order or approval cannot be obtained, Seller will use all commercially reasonable efforts (i) to provide, or cause to be provided to Purchaser, but only for and during the period ending twelve (12) months after the Closing Date, the rights and benefits of the affected Transferred Assets, and if any of Sellers provide such rights and benefits, Purchaser shall assume the obligations and burdens thereunder; and (ii) to enforce, at the request and at the cost and expense of Purchaser, any rights of Sellers with respect thereto.

          (f) Seller shall use all commercially reasonable efforts to obtain, prior to the Closing, a novation of each Shared Contract resulting in a Contract that relates solely to the Business, provided, however, that Seller shall not be obligated to pay any consideration therefor, to incur any additional Liability in connection therewith, or to remain secondarily liable therefor, except in respect of such Liabilities remaining after any such novation that relate solely to Seller’s South Charleston Business. Purchaser shall cooperate and use all commercially reasonable efforts to assist Seller in obtaining any such novation. If any such novation is not obtained prior to the Closing, Seller (or the successor in interest to Seller’s South Charleston Business) will use all commercially reasonable efforts (i) to provide, or cause to be provided to Purchaser, but only for and during the period ending twelve months after the Closing Date, the rights and benefits under such Shared Contracts to the extent relating to the Business, and, if Seller (or the successor in interest to Seller’s South Charleston Business) provides such rights and benefits, Purchaser shall assume the obligations and burdens thereunder to the extent relating to the Business; and (ii) to enforce, at the request and at the cost and expense of Purchaser, any rights of Seller (or the successor in interest to Seller’s South Charleston Business) with respect thereto.

     SECTION 5.04. Notice of Developments. Prior to the Closing, Seller shall promptly notify Purchaser in writing of (i) all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which could result in any material breach of a representation or warranty or covenant of Sellers in this Agreement or in the Ancillary Agreements or which could have the effect of making any representation or warranty of any of Sellers in this Agreement or in the Ancillary Agreements untrue or incorrect in any material respect, and (ii) all other material developments affecting the business, financial condition, operations, results of operations, customer or supplier relations, or employee relations of any of Sellers. Neither this Section 5.04 nor any information disclosed to Purchaser pursuant to this Section 5.04 shall impair any rights of Purchaser, including any right of Purchaser to terminate this Agreement in accordance with its terms or any of its rights to indemnification hereunder.

     SECTION 5.05. Non-Competition.

          (a) For a period of five (5) years after the Closing (the “Restricted Period”), Sellers and their Affiliates shall not engage anywhere in the U.S. (and all its territories and possessions), the Dominion of Canada (including its territories), or the United Mexican States (collectively, the “Territory”) in the manufacture, production, supply or sale of the Products or, without the prior written consent of Purchaser, directly or indirectly, own an interest in, manage or control or participate in or be connected with, as a partner or a stockholder, any Person that manufactures, produces, supplies or sells the Products in the Territory.

          (b) Notwithstanding anything to the contrary in paragraph (a) above, Sellers or their Affiliates (or their permitted assignees) may perform their obligations or exercise its rights under this Agreement and the Ancillary Agreements.

          (c) During the Restricted Period, Sellers will not solicit or hire, directly or indirectly, as an employee, consultant or independent contractor any Transferred Employees for so long as such Transferred Employee is an employee, consultant or independent contractor of Purchaser or any of its Affiliates.

          (d) Section 5.05(a) notwithstanding, if for any reason Seller remains the owner of the South Charleston Business after the Closing Date, the covenants of Section 5.05(a) shall not apply to Seller and any of its Affiliates in regard to the conduct of the South Charleston Business for so long as Seller or any such Affiliates remain the entire or partial owner thereof. In addition, the covenants of this Section 5.05 shall not apply to any third party, not an Affiliate of Sellers, which acquires or otherwise operates the South Charleston Business.

          (e) Section 5.05(a) notwithstanding, Mr. Gordon Boyd and Mr. Vincent J. Spirko may remain as directors and/or officers of any of Sellers and render certain services to Sellers, provided, however, that they shall not be employees of any of Sellers.

     SECTION 5.06. Apportionment. Sellers and Purchaser shall make an apportionment, as of the Closing Date, of (i) all real estate Taxes, water charges, sewer rents, and other assessments applicable to the Owned Real Property to the extent they are attributable to periods after the Closing Date, and (ii) all rental and other payments paid by Seller Lessees with respect to the Leased Real Property, and Purchaser shall reimburse Seller Lessees at the Closing for all sums paid by Seller Lessees with respect to periods subsequent to the Closing Date, as reflected in such apportionment.

     SECTION 5.07. Use of Transferred Intellectual Property. Purchaser agrees that Sellers and their Affiliates shall have no responsibility for, and Purchaser hereby irrevocably releases, and shall fully indemnify and hold harmless, Sellers and their Affiliates from, any claims, actions, suits or proceedings, including claims by third parties, arising out of or relating to the use of the Transferred Intellectual Property by Purchaser and Purchaser’s Affiliates conducting the Business after the Closing.

     SECTION 5.08. Investigation.

          (a) Purchaser acknowledges and agrees that (i) it has made its own inquiry and investigation into, and, based thereon and on the representations and warranties contained herein, has formed an independent judgment concerning, the Business; and (ii) it has been furnished with or given adequate access to such information about the Business as it has requested; and (iii) it will not assert any claim against any of Sellers or any of their directors, officers, employees, agents, stockholders, Affiliates, consultants, counsel, accountants, investment bankers or representatives, or hold any of Sellers or any such Persons liable for any inaccuracies, misstatements or omissions with respect to information (other than, with respect to the Business, the representations and warranties contained in this Agreement, any Ancillary Agreement or any certificate delivered by any of such Persons at Closing) furnished by any of Sellers or any such Persons concerning any of Sellers, any of their Affiliates, or the Transferred Assets or the Business.

          (b) In connection with Purchaser’s investigation of the Transferred Assets and the Business, Purchaser has received from Sellers certain estimates, projections and other forecasts for the Business, and certain plan and budget information. Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections, forecasts, plans and budgets, that Purchaser is familiar with such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, and that Purchaser will not assert any claim against any of Sellers or any of their directors, officers, employees, agents, stockholders, Affiliates, consultants, counsel, accountants, investment bankers or representatives, or hold any of Sellers or any such persons liable, with respect thereto. Accordingly, Sellers make no representation or warranty with respect to any estimates, projections, forecasts, plans or budgets referred to in this Section 5.08(b).

     SECTION 5.09. Exclusivity. During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to Article X hereof, Sellers shall not take or permit any other Person on their behalf to take, any action to encourage, initiate or engage in discussions or negotiations with, or provide any information to, or respond (other than to indicate a refusal to offer a substantive response) to inquiries, offers or proposals from, any Person (other than Purchaser and Purchaser’s representatives) concerning any purchase of all or any material portion of the Business, any merger or recapitalization involving any of Sellers, any sale, lease or other disposition of any of the material assets of the Business or similar transaction involving Sellers (other than assets sold in the ordinary course of business), or which would make the transactions contemplated by this Agreement infeasible or impractical (each, a “Proposal”). Sellers shall, and shall cause their officers, directors, agents and representatives to, inform Purchaser of any such offers, inquiries or proposals and to terminate any and all negotiations or discussions with any third party regarding any Proposal.

     SECTION 5.10 Further Action. Each of the Parties shall use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Laws, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and the Ancillary Agreements and consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements. The foregoing covenant includes the covenant of Purchaser to use commercially reasonable effort to obtain the financing specified in Section 4.07 hereof.

ARTICLE VI

EMPLOYEE MATTERS

     SECTION 6.01. Offer of Employment. As of the Closing Date, Purchaser shall offer employment to each of the Business Employees. As used herein, “Business Employees” shall mean each of the employees or independent contractors of Sellers assigned to work at, or report to, the Kings Mountain Site, the Norwalk Site, the Bellaire Site, the Shadyside Site, and the Farmington Hills Site, whether such individuals are active, on leave of absence or vacation, or on short-term or long-term disability, and, in each case, listed in Section 6.01 of the Disclosure Schedule. All other employees of Seller, including without limitation employees of Seller’s South Charleston Business, are referred to herein as “Other Business Employees.” Purchaser shall offer the Business Employees the same or substantially comparable position as that held by each such Business Employee immediately prior to the Closing Date and on terms substantially comparable in the aggregate to those existing immediately prior to the Closing Date, except for equity compensation, defined benefit pension benefits, post-employment welfare benefits and bonuses (other than bonuses under the Key Management Incentive Award program payable in 2005, which Purchaser shall pay pursuant to the terms of such program) except to the extent otherwise provided pursuant to a collective bargaining agreement or employment agreement. Such employment shall be “at will” subject to the severance policies as required under Section 6.07; provided that all Business Employees who are represented for purposes of collective bargaining by a labor organization or covered under an employment agreement assumed by Purchaser on the Closing Date shall be employed in accordance with the terms of the applicable collective bargaining agreement or employment agreement. As used herein, “Transferred Employees” shall mean all of the Business Employees who accept the Purchaser’s offer of employment. With regard to Richard E. Fix, the former plant manager of Seller’s former South Charleston Business, neither Purchaser nor any Affiliate of Purchaser shall employ Mr. Fix during the six (6) month period beginning on 3 March 2005, (the last day of his termination notice period), unless written permission is received from the president of the Seller.

     SECTION 6.02. Assumption of Liabilities and Continuation of Benefits. Effective as of the Closing Date, Purchaser shall assume and be responsible for all employment- and employee-benefit-related Liabilities that are payable on or after the Closing Date with respect to all Transferred Employees and their dependents and beneficiaries, and all such Liabilities with respect to former employees of the Business and their dependents to the extent provided in this Article VI, except as specifically provided otherwise in this Article VI or as retained by Seller under 2.02(b); provided that nothing contained herein shall be construed as the assumption by Purchaser of any Liabilities for Taxes incurred prior to the Closing Date. From and after the Closing Date, (i) Purchaser shall assume all Liabilities with respect to the Transferred Employees and their dependents and beneficiaries, and all such Liabilities with respect to former employees of the Business and their dependents to the extent provided in this Article VI or as assumed by Purchaser in 2.02(a), including any claims accrued or accruing at any time, and (ii) Sellers and their Affiliates shall have no Liabilities with respect to the Transferred Employees and their dependents and beneficiaries, or with respect to former employees of the Business and their dependents, except as provided in this Article VI or as retained by Seller under 2.02(b). Purchaser shall, until the one year anniversary of the Closing Date, provide compensation and employee benefits to the Transferred Employees that, in the aggregate, are substantially comparable to the compensation and employee benefits they received while employed by Seller immediately prior to the Closing Date, except for equity compensation, defined benefit pension benefits, post employment welfare benefits and bonuses (other than bonuses under the Key Management Incentive Award program payable in 2005, which Purchaser shall pay pursuant to the terms of such program) ; provided, however, that any Transferred Employee covered by a collective bargaining agreement immediately prior to the Closing Date shall be provided with the employee benefit plans, programs and arrangements as set forth in such collective bargaining agreement or any successor agreement thereto; and provided, further, that Purchaser may terminate or amend, effective at any time after the Closing, any post-employment welfare benefits, with the understanding, however, that Purchaser’s right to terminate or amend such post-employment welfare benefits may be limited by COBRA or similar state laws, a collective bargaining agreement, or contractual obligations arising under the Plans and documents listed in Section 6.09 of the Disclosure Schedule, complete and accurate copies of which have been provided to Purchaser or have been included in the data room documentation made available to Purchaser on or prior to the Closing Date.

     SECTION 6.03. Assumption of Plans. Subject to the provisions of this Section 6.03 and the other sections of this Article VI, Seller shall transfer, assign and convey to Purchaser, and Purchaser shall assume and succeed to all of Sellers’ rights, interest, title and Liabilities (other than workers compensation claims retained by Sellers pursuant to Section 2.02(b)(vi), severance Liabilities retained by Sellers pursuant to Section 2.02(b)(vii), and welfare benefit Liabilities incurred prior to the Closing Date and retained by Sellers pursuant to Section 6.05 with respect to, all of the Transferred Plans. As used herein, “Transferred Plans” shall mean all of the Plans (including without limitation Seller’s tax-qualified retirement plans and all trust agreements, funding vehicles, investment contracts, insurance policies. administration agreements and similar arrangements in connection therewith) other than the Retained Plans. As used herein, “Retained Plans” shall mean the Plans listed in Section 6.03 of the Disclosure Schedule. Without limiting the generality of the foregoing, (i) effective as of the Closing Date, Purchaser shall assume sponsorship of the Transferred Plans except to the extent provided in Section 6.07, and shall be responsible for, and shall hold Seller and Seller’s Affiliates harmless from and against, any and all Liabilities and claims with respect to the Transferred Plans other than those Liabilities specifically retained by Sellers pursuant to this Article VI or Section 2.02(b); (ii) effective as of the Closing Date, upon Purchaser’s assumption of sponsorship of the Transferred Plans, all trusts holding assets with respect to such plans shall be assumed by Purchaser; (iii) Seller and Purchaser shall take all necessary actions, including the execution of amendments to the respective Transferred Plans and corresponding trusts, to effectuate the foregoing provisions; and (iv) Seller, Purchaser and their respective Affiliates shall cooperate in the preparation and filing of all documentation required to be filed with the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Agency with respect to the Transferred Plans and the agreement of the parties pursuant to this Section 6.03. Purchaser and Seller and their respective Affiliates will furnish to each other all information reasonably requested, and will otherwise cooperate with each other, as each may reasonably request, to implement the foregoing provisions.

     SECTION 6.04. Salaried Pension Plan. In accordance with the provisions of Section 6.03, Purchaser shall assume and succeed to all of Seller’s rights, interest, title and Liabilities with respect to the Mayflower Vehicle Systems, Inc. Salaried Retirement Plan (the “Salaried Retirement Plan”), including such rights, interest, title and Liabilities with respect to the current and former employees of Seller’s South Charleston Business and their beneficiaries and alternate payees. As of the Closing Date, Purchaser shall amend the Salaried Retirement Plan to fully vest the accrued benefits of (i) all employees of Sellers’ South Charleston Business in the Salaried Retirement Plan as of the Closing, and (ii) former employees of Sellers’ South Charleston Business listed in Section 6.04 of the Disclosure Schedule who were terminated as part of the reduction in force at the South Charleston Business commencing in 2004 through the Closing. The vested and non-vested accumulated benefit obligation of each such terminated employee as of December 31, 2004 is set forth in Section 6.04 of the Disclosure Schedule.

     SECTION 6.05. Welfare Plan Participation. Purchaser shall waive any limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any Transferred Plan or any new plan established by Purchaser that is a welfare benefit plan in which the Transferred Employees may be eligible to participate after the Closing Date; provided, however, that no such waiver shall apply to a preexisting condition of any Transferred Employee or any dependent thereof, who was, immediately prior to the Closing Date, excluded from participation in a benefit plan maintained or contributed to by Seller for the benefit of such Transferred Employee by nature of such preexisting condition. Purchaser agrees that the Transferred Employees shall be given credit for all annual deductibles, co-payments and out-of-pocket maximums, paid or accumulated under any welfare benefit plan of Sellers during the applicable plan’s fiscal year for purposes of applying such deductibles, co-payments and out-of-pocket maximums to any applicable welfare benefit plan maintained, or contributed to, by Purchaser or an Affiliate of Purchaser on behalf of the Transferred Employees. Sellers and their Affiliates shall be responsible for claims by the Transferred Employees who were employed by any of Sellers immediately prior to the Closing under welfare benefit plans that are incurred prior to the Closing Date, and Purchaser shall be responsible for claims by the Transferred Employees under welfare benefit plans that are incurred on or after the Closing Date; provided, however, that Sellers and their Affiliates shall not be liable, but rather Purchaser shall be solely responsible, for any claims filed more than ninety (90) calendar days after the Closing Date, even if any such claims are in regard to claims incurred prior to the Closing Date. A claim for medical or other health related benefits shall be deemed to be incurred on the date the medical care or related services are provided. A claim for death benefits shall be deemed to be incurred on the date of death. A claim for disability or similar salary continuation benefits shall be deemed to be incurred as such disability or salary continuation benefits become due and payable.

     SECTION 6.06. Service Recognition. Purchaser agrees that, to the extent that service is relevant for purposes of a Transferred Employee’s eligibility to participate, vesting, eligibility to receive benefits and benefit accrual (other than benefit accrual under a defined benefit pension plan) under any Plan or other employee benefit plan, program or arrangement established or maintained by Purchaser or an Affiliate of Purchaser, Purchaser shall credit service accrued or deemed accrued by such Transferred Employee prior to the Closing Date with the relevant one of Sellers to the same extent recognized by Sellers immediately prior to the Closing Date. Purchaser agrees that such service credit shall also apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations in respect of any Plan or other employee benefit plan, program or arrangement established or maintained as of the Closing Date by the Purchaser; provided, however, that such crediting of service shall not operate to duplicate any benefit to any Transferred Employee, or the funding of any such benefit.

     SECTION 6.07. Compliance with Change of Control and Severance Agreements. Other than severance liabilities retained by Sellers pursuant to Section 2.02(b)(vii), from and after the Closing, Purchaser shall assume and honor, and shall cause its relevant Affiliates to honor, in accordance with their respective terms the employment, change of control, severance and termination agreements, plans and policies applicable to any Transferred Employees; provided however that Purchaser shall have the right to modify such agreements, plans and policies in its discretion, consistent with the terms of such agreements, plans and policies, this Agreement or any applicable collective bargaining or employment agreement. Purchaser shall maintain severance policies for the benefit of the Transferred Employees that are at least as favorable as the applicable policies of any of Sellers until 31 December of the year in which the Closing Date occurs, except as otherwise required pursuant to any applicable collective bargaining agreement, and shall credit the Transferred Employees with service accrued or deemed accrued by such Transferred Employee with Sellers prior to the Closing Date to the extent such service was recognized under the relevant Seller’s severance policy as of the date hereof. Sellers shall satisfy their payment obligations under Section 2.02(b)(vii) hereof by paying all severance Liabilities as they come due to the Person entitled to receive such severance. Sellers shall satisfy their payment obligations pursuant to Section 2.02(b)(x) under the Loyalty Bonus Program (disregarding the condition that the closing of the sale of MVS shall have occurred by 31 December 2004) by paying, on the Closing Date, the amounts set forth in Section 3.10(c) of the Disclosure Schedule to the individuals listed therein, if not already paid prior to the Closing Date. Notwithstanding the foregoing, Sellers may elect to pay the foregoing amounts under the Loyalty Bonus Program up to seven (7) days after the Closing Date, provided that, on the Closing Date, Sellers deposit sufficient sums to fund such payments into an escrow account maintained by Sellers’ counsel for the benefit of the recipients of the Loyalty Bonus Program for the purpose of collecting and then distributing through MVS or such escrow account via wire or check (within such seven (7) day period), the foregoing sums. Purchaser shall have no rights in such escrow account.

     SECTION 6.08. Accrued Vacation. As of the Closing, Purchaser shall assume all obligations of each of Sellers and their Affiliates to the Transferred Employees for any accrued vacation entitlement, except to the extent Seller is required to pay such accrued vacation as a result of the termination of such Transferred Employees from employment with Seller in connection with the transactions contemplated hereunder. Except as provided in the preceding sentence, Sellers and their Affiliates shall have no obligation to make any payment to the Transferred Employees after the Closing with respect to any such accrued vacation entitlement.

     SECTION 6.09. Post-Retirement Welfare Benefits. Subject to Section 6.02, on and after the Closing Date, Purchaser shall be responsible for providing post-retirement welfare benefits under all Transferred Plans that are post-retirement welfare benefit plans to the Transferred Employees and any former employees of the Business currently receiving or entitled to receive such benefits and shall be liable for any and all claims by any Transferred Employee or former employee of the Business relating to post-retirement welfare benefits; provided, however, that Purchaser may terminate or amend, effective at any time after the Closing Date, any post-retirement welfare benefits with the understanding, however, that Purchaser’s right to terminate or amend such post-retirement welfare benefits may be limited by COBRA or similar state laws or collective bargaining agreements or contractual obligations arising under the Plans and documents listed in Section 6.09 of the Disclosure Schedule, complete and accurate copies of which have been provided to Purchaser or have been included in the data room documentation made available to Purchaser on or prior to the Closing Date.

     SECTION 6.10. COBRA. Purchaser shall be responsible for and assume all Liabilities under Section 4980B of the U.S. Code and Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA) and any rules and regulations that have been issued in connection with the foregoing and any similar state Laws with respect to all Business Employees and their “qualified beneficiaries” regardless of whether their “Qualifying Event” (as such terms are defined in Section 4980B of the U.S. Code) occurs prior to, on or after the Closing Date.

     SECTION 6.11. WARN. Purchaser shall not take any action on or after the Closing Date that could result in any Liability to Sellers under the WARN Act or any applicable state or local equivalent. Purchaser shall be responsible for any and all Liabilities with respect to the Business Employees under the WARN Act arising on or after the Closing Date even if any such Liabilities arise as a result of Sellers’ acts occurring prior to the Closing Date. Sellers shall be responsible for any such Liabilities arising prior to the Closing Date. Notwithstanding any provision contained herein to the contrary, Purchaser shall not have any responsibility for WARN Act Liabilities for employees that are not Transferred Employees or locations that are not Transferred Assets.

     SECTION 6.12. Certain Labor Agreements. From and after the Closing, Purchaser shall assume the collective bargaining agreements set forth in Section 3.14 of the Disclosure Schedule, other than the agreement between Seller and the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, UAW and its Local 3399, dated 20 November 2003 (collectively, the “Labor Agreements”), and shall assume or cause one of the Purchaser’s Affiliates to assume as a successor employer all Liabilities under the Labor Agreements arising under, inter alia, the terms of the Labor Agreements, the National Labor Relations Act, the Labor Management Relations Act and all other Laws applicable in the jurisdictions in which Business Employees are employed, and Seller and its Affiliates shall have no liability in connection with the Labor Agreements with respect to Business Employees and their beneficiaries.

     SECTION 6.13. Insurance. Sellers shall, to the extent contractually permitted and otherwise commercially reasonable, maintain their existing insurance to the extent necessary to satisfy all workers compensation Liabilities retained by Sellers pursuant to Section 2.02(b)(vi) hereof.

ARTICLE VII

TAX MATTERS

     SECTION 7.01. Refunds and Benefits. Any Tax refund, including any interest with respect thereto (and any other benefit obtained through a reduction in Tax Liability for a post-Closing Date period, including without limitation the use of any net operating loss or Tax credit), relating to a Transferred Asset for any taxable period (or portion thereof) ending on or before the Closing Date or for any taxable period beginning before and ending after the Closing Date to the extent allocable to the portion of such period ending on or before the Closing Date, shall be the property of Sellers, and the amount of such refund or benefit, if received by Purchaser rather than any of Sellers, shall be paid over by Purchaser to Sellers within five (5) Business Days after the earlier of receipt or entitlement thereto. Purchaser shall, if any of Sellers so request and at Sellers’ expense, file or cause the relevant entity to file for and use its reasonable best efforts to obtain and expedite the receipt of any refund to which any of Sellers are entitled under this Section 7.01. Purchaser shall permit any of Sellers to participate in (at Sellers’ expense) in the prosecution of any such refund claim.

     SECTION 7.02. Cooperation and Exchange of Information. Sellers and Purchaser will provide each other with such cooperation and information as they may reasonably request of the other in filing any Tax Return related to the Transferred Assets or determining a liability for Taxes related to the Transferred Assets. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof and, together with accompanying schedules, relating to rulings or other determinations by Tax authorities, and making available its employees on a basis mutually convenient to all Parties to provide explanations of any documents or information provided hereunder (and with the costs thereof borne by the requesting Party). Notwithstanding any provision herein to the contrary, Sellers and Purchaser shall retain all Tax Returns, schedules and work papers, all material records and other documents in their possession relating to Tax matters of any of Sellers or the Business for each taxable period first ending after the Closing Date and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other Party in writing of such extensions for the respective Tax periods, or (ii) six (6) years following the due date (without extension) for such Tax Returns. Any information obtained under this Section 7.02 shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns.

     SECTION 7.03. Conveyance Taxes. Sellers shall be liable for and shall indemnify and defend Purchaser and hold Purchaser harmless against any transfer registration, stamp, transfer, real property transfer or gains, retail, sales, use, goods and services or other value added, withholding, recording, registration, and any similar Taxes (collectively, “Conveyance Taxes”) which become payable in connection with the transactions contemplated by this Agreement, except as to such Taxes which by local law or custom are paid by a purchaser or which a seller is required to collect from a purchaser and to pay to a local authority. Any Tax Return required by Law to be filed in respect of any Tax described in this Section 7.03 shall be timely prepared and filed, on or before the due date for such Tax Return, by the Party to this Agreement who is required by law to file such Tax Return; provided, however, that if either Sellers or Purchaser (but not both) is required to so file, Sellers shall so file. Each of Sellers and Purchaser shall cooperate with each other in the preparation and filing of any such Tax Return, and in obtaining any exemptions from or reductions of such Tax provided by Law, including the timely provision of certifications and any documents required therefor.

     SECTION 7.04. Miscellaneous.

          (a) Sellers and Purchaser agree to treat all payments made by either to or for the benefit of the other under this Article VII, under any indemnity provisions of this Agreement and for any misrepresentations or breach of warranties or covenants as adjustments to the Purchase Price, and that such treatment shall govern for purposes thereof.

          (b) Neither Purchaser nor any Affiliate thereof shall file any return or documentation which has the effect of amending, re-filing or otherwise modifying any such Tax Return with respect to any Tax period ending on or before the Closing Date (or portion of any such taxable period) without the prior written consent of Sellers.

ARTICLE VIII

CONDITIONS TO CLOSING

     SECTION 8.01. Conditions to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or, to the extent permitted by applicable Law, waiver, at or prior to the Closing, of each of the following conditions:

          (a) Representations, Warranties and Covenants. (i) The representations and warranties of Purchaser contained in this Agreement shall have been true and correct, individually and in the aggregate in all material respects, except for representations and warranties of Purchaser which are qualified as to Material Adverse Effect, which shall be true and correct subject to a concept of simple materiality only, when made and shall be true and correct, individually and in the aggregate in all material respects, except for representations and warranties of Purchaser which are qualified as to Material Adverse Effect, which shall be true and correct subject to a concept of simple materiality only, as of the Closing Date, with the same force and effect as if made as of the Closing Date (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date); (ii) the covenants and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects; and (iii) Sellers shall have received a certificate from Purchaser certifying the matters set forth in clauses (i) and (ii) above signed by a duly authorized officer thereof;

          (b) Antitrust Approvals. Any waiting period (and any extension thereof) under the HSR Act and the antitrust or competition laws of the jurisdictions listed in Section

3.04(ii) of the Disclosure Schedule applicable to the purchase of the Transferred Assets contemplated by this Agreement shall have expired or shall have been terminated;

          (c) No Governmental Order. No court of competent jurisdiction shall have issued or entered any Governmental Order that is then in effect and that has the effect of making any of the transactions contemplated by this Agreement illegal or otherwise prohibiting their consummation with regard to any of the Transferred Assets and no Governmental Authority shall have commenced or threatened to commence any action or proceeding to terminate any of the Transferred Plans;

          (d) Adoption of Collective Bargaining Agreements. Purchaser shall have, in writing, adopted the collective bargaining agreements applicable to the Transferred Employees;

          (e) No Action or Proceeding. There shall not have been any claim, action, suit, inquiry, proceeding or investigation by or against Purchaser, any of Sellers or the Transferred Assets instituted by any Governmental Authority or any other Person or any Governmental Order that is pending at Closing that could materially restrict or prohibit the transactions contemplated by this Agreement or present a substantial risk that any of Sellers would be liable for material damages or other material relief or payment in connection therewith;

          (f) Consents. The consents identified on Exhibit L, which are required from third parties, shall have been obtained, in form and substance reasonably satisfactory to Sellers;

          (g) Simultaneous Transaction with Other Business Purchaser. The sale of Seller’s South Charleston Business shall have been consummated prior to, or shall be consummated simultaneously with, the Closing; and

          (h) Closing Deliveries. The documents and payments to be delivered by Purchaser under this Agreement shall have been delivered.

     SECTION 8.02. Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or, to the extent permitted under applicable law, waiver, at or prior to the Closing, of each of the following conditions:

          (a) Representations, Warranties and Covenants. (i) The representations and warranties of Seller contained in this Agreement shall have been true and correct, individually and in the aggregate in all material respects, except for representations and warranties of Seller which are qualified as to Material Adverse Effect, which shall be true and correct subject to a concept of simple materiality only, when made and shall be true and correct, individually and in the aggregate in all material respects, except for representations and warranties of Seller which are qualified as to Material Adverse Effect, which shall be true and correct subject to a concept of simple materiality only, as of the Closing Date with the same force and effect as if made as of the Closing Date (other than such representations and warranties that speak as of a specified date, which shall be true and correct as of such date); (ii) the covenants and agreements contained in this Agreement to be complied with by any of Sellers on or before the Closing shall have been complied with in all material respects; and (iii) Purchaser shall have received a certificate from

Seller certifying the matters set forth in clauses (i) and (ii) above signed by a duly authorized officer thereof;

          (b) Antitrust Approvals. Any waiting period (and any extension thereof) under the HSR Act and the antitrust or competition laws of the jurisdictions listed in Section 3.04(ii) of the Disclosure Schedule applicable to the purchase of the Transferred Assets contemplated by this Agreement shall have expired or shall have been terminated; and

          (c) No Governmental Order. No court of competent jurisdiction shall have issued or entered any Governmental Order that is then in effect and that has the effect of making any of the transactions contemplated by this Agreement illegal or otherwise prohibiting their consummation with regard to any of the Transferred Assets and no Governmental Authority shall have commenced or threatened to commence any action or proceeding to terminate any of the Transferred Plans;

          (d) FIRPTA. Each Seller shall have delivered to Purchaser a duly executed certificate in form and substance required by Section 1445 of the U.S. Code and the U.S. Treasury Regulations issued thereunder, certifying that each such Seller is not a foreign person ;

          (e) No Action or Proceeding. There shall not have been any claim, action, suit, inquiry, proceeding or investigation by or against Purchaser, any of Sellers or the Transferred Assets instituted by any Governmental Authority or any other Person or any Governmental Order that is pending at Closing that could materially restrict or prohibit the transactions contemplated by this Agreement or present a substantial risk that Purchaser would be liable for material damages or other material relief or payment in connection therewith;

          (f) Consents. The consents identified on Exhibit L, which are required from third parties, shall have been obtained in writing in form and substance reasonably satisfactory to Purchaser

          (g) No Material Adverse Effect. Since the date of this Agreement, no event, circumstance, change in or effect on the Business or Transferred Assets or Assumed Liabilities, shall have occurred that has resulted in, or would be reasonably likely to result in, a loss, liability, expense or damage or decline in value to the Business or Transferred Assets, or an increase in the Assumed Liabilities of Three Million U.S. Dollars (US $3,000,000) or more individually, or as to any such loss, liability, expense or damage or decline in value arising out of a series of related or similar events, circumstances, changes in or effect on the Business or Transferred Assets or Assumed Liabilities, in the aggregate;

          (h) Payment/Discharge/Release of Liabilities. To the extent any Liabilities and Indebtedness impose Encumbrances on any of the Transferred Assets, Purchaser shall have received executed Uniform Commercial Code Termination Statements and such other documents or endorsements necessary to release of record such Encumbrances in, the Transferred Assets;

          (i) Financing. Purchaser shall have obtained the financing required to consummate the transactions contemplated hereby on terms reasonably satisfactory to Purchaser; and

          (j) Closing Deliveries. The documents and payments to be delivered by Sellers under this Agreement shall have been delivered.

ARTICLE IX

INDEMNIFICATION

     SECTION 9.01. Survival of Representations and Warranties.

          (a) The representations and warranties of Sellers contained in this Agreement shall expire at the Closing, except that the representations and warranties of Sellers contained in Sections 3.06(b) and 3.10(c) shall survive for a period of two (2) years from the Closing Date.

          (b) The representations and warranties of Purchaser contained in this Agreement shall expire at the Closing.

     SECTION 9.02. Indemnification by Sellers.

          (a) Subject to the limitations set forth in Section 9.04 and notwithstanding Purchaser’s assumption of the Assumed Liabilities, Purchaser and its Affiliates, officers, directors, partners, members, employees, representatives, agents and their respective successors and assigns (each a “Purchaser Indemnified Party”) shall be indemnified and held harmless by Sellers for any and all Liabilities, damages, claims, costs and expenses (including, without limitation, costs of investigation and reasonable attorneys’ fees and expenses) (“Loss”), actually suffered or incurred by them arising out of or resulting from:

     (i) the breach of any representation or warranty made by any of Sellers in Section 3.06(b) or 3.10(c) of the Agreement;

     (ii) the breach of any covenant or agreement by any of Sellers contained in this Agreement and the Ancillary Agreements;

     (iii) the Retained Liabilities;

     (iv) any Liability relating to any Environmental Law, Environmental Claim, Remedial Action, Hazardous Material or Environmental Permit, including any action required to be taken by any Purchaser Indemnified Party to comply with any Environmental Law or Environmental Permit, in each case with respect to the Transferred Assets or the Business, provided, however, that such indemnification obligation by Sellers shall not be applicable if (x) the facts, events or conditions underlying such Liability were created or first caused after the Closing Date, or (y) the Escrow Agreement has expired or (z) there are no sums remaining under the Escrow Agreement to cover any such Liability. The foregoing indemnification obligation of Sellers, if applicable, is limited to the extent of the Escrow Amount as set forth in Section 9.04;

     (v) any Liability arising from the ITEC Liabilities solely to the extent of the below-described Losses exceeding Two Million Dollars ($2,000,000) (the “ITEC Excess Losses”) (the initial Two Million Dollars ($2,000,000) of Losses attributable to ITEC Liabilities not being subject to any indemnification obligation of Sellers), provided that Sellers’ indemnification obligation hereunder shall be limited to (i) seventy-five percent (75%) of the first One Million Dollars ($1,000,000) of ITEC Excess Losses (provided that, to the extent any portion of such ITEC Excess Losses are attributable to legal fees, only legal fees attributable to the defense of ITEC Liabilities in an amount not to exceed $75,000 shall be subject to indemnification by Sellers) and (ii) fifty percent (50%) of ITEC Excess Losses over and above the aforesaid first One Million Dollars ($1,000,000) (provided that to the extent that any portion of such ITEC Excess Losses over and above the aforesaid first One Million Dollars ($1,000,000) are attributable to legal fees, only legal fees attributable to the defense of ITEC Liabilities in an amount not to exceed $50,000 shall be subject to indemnification by Sellers); or

     (vi) any fines, fees, excise taxes or other similar payments levied by any Governmental Authority (collectively, “Disclosure Letter Losses”) as a result of non-compliance by any of Sellers with Law as disclosed in that certain Disclosure Letter dated 7 February 2005 (the “Disclosure Letter”), provided that Sellers’ obligation hereunder to indemnify Purchaser for Disclosure Letter Losses shall (a) be limited to Five Hundred Thousand Dollars ($500,000) from the Escrow Account; (b) not include any costs of investigation and attorneys’ fees and expenses in excess of Ten Thousand Dollars ($10,000) arising from any Disclosure Letter Losses; and (c) terminate ninety days after the Closing Date.

The liability of Sellers under this Section 9.02(a) shall be joint and several.

          (b) A Purchaser Indemnified Party shall give Sellers written notice of any matter that a Purchaser Indemnified Party has determined has given rise to a right of indemnification under this Agreement, stating, to the extent then known, the specific nature of the identified condition, the amount of the Loss, if known, and method of computation thereof, containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises, stating in reasonable detail the specific grounds therefor. The obligations and Liabilities of Sellers under this Article IX with respect to Losses arising from claims of any third party which are subject to the indemnification provided for in this Article IX (“Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions: if a Purchaser Indemnified Party shall receive written notice of any Third Party Claim, Purchaser Indemnified Party shall give Sellers written notice of such Third Party Claim no later than thirty (30) days (or such earlier date as may be necessary for any of Sellers to protect their rights appropriately) after the receipt by Purchaser Indemnified Party of such notice, unless failure to provide notice within such period does not materially prejudice Sellers’ ability to protect their rights appropriately. Sellers shall be entitled to assume and control the defense of such Third Party Claim at their expense and through counsel of their choice (who shall be reasonably acceptable to Purchaser) if they give written notice of their intention to do so to Purchaser Indemnified Party no later than fifteen (15) days after the receipt of such written notice from Purchaser Indemnified Party. If Sellers elect to assume the defense of any such Third Party Claim, Purchaser Indemnified Party may participate in (but not control) such defense, but at its sole expense. In the event that Sellers exercise the right to undertake any such defense against any such Third Party Claim as provided above, Purchaser Indemnified Party shall reasonably cooperate with Sellers in such defense (including, without limitation, in making any counterclaim against the Person asserting the Third Party Claim, or in making any cross-complaint against any Person) and make available to Sellers, at Sellers’ request and expense, the relevant witnesses, records, materials and information (to the extent such materials or information are not privileged or otherwise subject to confidentiality) in Purchaser Indemnified Party’s possession or under Purchaser Indemnified Party’s control relating thereto as is reasonably requested by any of Sellers. Similarly, in the event Purchaser Indemnified Party is conducting the defense against any such Third Party Claim, Sellers shall reasonably cooperate with Purchaser Indemnified Party in such defense (including, without limitation, in making any counterclaim against the Person asserting the Third Party Claim, or in making any cross-complaint against any Person) and make available to Purchaser Indemnified Party, at Purchaser’s request and Seller’s expense, the relevant witnesses, records, materials and information (to the extent such materials or information are not privileged or otherwise subject to confidentiality) in any of Sellers’ possession or under any of Sellers’ control relating thereto as is reasonably requested by Purchaser Indemnified Party. If Sellers elect to direct the defense of any Third Party Claim, Purchaser Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless Sellers consent in writing to such payment (which consent shall not be unreasonably withheld, conditioned or delayed), or unless Sellers withdraw from the defense of such Third Party Claim, or unless a final judgment from which no appeal may be taken by or on behalf of any of Sellers, is entered against Purchaser for such Third Party Claim. If Sellers shall elect not to assume the defense of the Third Party Claim, Purchaser Indemnified Party shall have the right to undertake the defense thereof, provided that Purchaser Indemnified Party shall not settle such Third Party Claim or forego any appeal with respect thereto without Sellers’ prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything herein to the contrary, if the aggregate amount of all indemnification claims under this Section 9.02 would (if paid) exceed the Escrow Amount then held under the Escrow Agreement, then Purchaser Indemnified Party shall be entitled to assume and control the defense of the Third Party Claim, at Sellers’ expense (to the extent of the available Escrow Amount under the Escrow Agreement) and, in such event, Sellers shall reasonably cooperate with Purchaser Indemnified Party in the defense of such Third Party Claim to the same extent as provided above.

          (c) Notwithstanding anything in this Agreement to the contrary, Sellers’ obligations pursuant to this Article IX (whether to pay, indemnify, hold harmless, defend or otherwise), to the extent they relate to any Liability arising under or in relation to any Environmental Law, Environmental Claim, Remedial Action or Environmental Permit or any action required to be taken by any Purchaser Indemnified Party to comply with any Environmental Law or Environmental Permit, shall be subject to the following terms and conditions, in addition to the terms and conditions included in Section 9.04:

     (i) Sellers will not be obligated to indemnify and hold harmless a Purchaser Indemnified Party for any Losses or Environmental Claims under Section 9.02 (a)(iv), to the extent such Losses or Environmental Claims result from or arise as a result of (x) negligent or willfully wrongful actions or omissions of Purchaser Indemnified Party after the Closing, or (y) any action of a Purchaser

Indemnified Party intended or reasonably likely to initiate or solicit a Third Party Claim or Governmental Order, including, without limitation, by way of a voluntary subsurface investigation; provided, however, that with regard to subsurface investigations, the preceding limitation on indemnification shall not apply to any such investigation that is (A) required to comply with Environmental Laws or Permits, (B) required by the owner of any Leased Real Property or required to comply with the lease agreement for any Leased Real Property, (C) required by a Governmental Authority or a Government Order, (D) reasonable and prudent to settle or resolve a Third Party Claim, or (E) requested in writing by a third party in connection with a sale, lease, sublease, financing or mortgage involving any of the Transferred Real Property, or (F) reasonable and prudent to address the presence of Hazardous Materials in quantities or concentrations that could reasonably be expected to present a material risk to human health or the Environment;

     (ii) In all cases where Remedial Action is required, Sellers will not be obligated to indemnify and hold harmless a Purchaser Indemnified Party for any Losses or Environmental Claims under Section 9.02 (a)(iv) resulting from such Remedial Action, to the extent such Losses are in excess of those necessary to implement, to the extent practical and commercially feasible, the most cost-effective Remedial Action that (x) is consistent with and achieves compliance with the applicable Environmental Laws and (y) will resolve any Third Party Claims and comply with Governmental Orders and the Parties agree that the least costly Remedial Action consistent with (x) and (y) shall be implemented      , and Purchaser shall be required to take all steps reasonably necessary to facilitate, to the extent practical and commercially feasible, such least costly Remedial Action alternative, including institutional or engineering controls that are consistent with (x) and (y) that do not materially hinder Purchaser’s use of the subject property, except to the extent Purchaser Indemnified Party undertakes irrevocably to pay any supplemental cost; and

     (iii) with regard to all claims made by Purchaser governed by this Section 9.02(c), Purchaser shall (w) promptly inform Sellers of all events, circumstances or developments related to Sellers’ indemnification obligations; (x) provide Sellers with copies of all relevant correspondence with Governmental Authorities; (y) inform Sellers in advance of, and permit Sellers to attend and observe in, meetings with Governmental Authorities; and (z) provide any of Sellers reasonable access to the relevant site subject of such claim and any relevant information.

     SECTION 9.03. Indemnification by Purchaser.

          (a) Subject to the relevant limitations set forth in Section 9.04 and the relevant indemnification obligations of Sellers set forth in Section 9.02 (a)(iv), Sellers and their Affiliates, officers, directors, employees and agents (each a “Seller Indemnified Party”; a Seller Indemnified Party or a Purchaser Indemnified Party is referred to as an “Indemnified Party”, and the other Party is referred to as an “Indemnifying Party”) shall be indemnified and held harmless by Purchaser for and against any and all Losses, arising out of or resulting from:

     (i) the breach of any covenant or agreement by Purchaser contained in this Agreement and the Ancillary Agreements;

     (ii) the Assumed Liabilities;

     (iii) any Environmental Claim relating to or in connection with the Norwalk Site, the Shadyside Site, the Orrville Site, the Kings Mountain Site, the Bellaire Site, or the Farmington Hills Site or the Business that is not otherwise subject to indemnification by Sellers (or for which Sellers’ indemnification obligation is inapplicable) under Section 9.02 (a)(iv); or

     (iv) any action, suit, arbitration, mediation, inquiry, proceeding or investigation currently or hereafter (whether prior to after the Closing) initiated or pending before any Governmental Authority, or any claim otherwise currently or hereafter (whether prior to after the Closing) asserted, against any of Sellers or their Affiliates, other than claims made by Purchaser under Section 9.02 hereof, involving any of the following:

     (A) any claim relating to or arising out of the conduct of the Business either before or after the Closing, including without limitation claims that have not accrued, been asserted, resolved or settled prior to the Closing, including those relating to breach of contract, express warranties extended by any of Sellers prior to the Closing, warranties or obligations implied or provided by Law, product liability, strict liability in tort, or negligence; provided, that nothing contained in this Section 9.03(a)(iv)(A) shall obligate Purchaser to indemnify Sellers for Taxes for periods on or before the Closing Date;

     (B) any claim of whatever nature seeking compensation or recovery for personal injury or property damage, including without limitation such as result from defects or alleged defects in products sold by the Business, the operation of the Business, or any condition at any site at which the Business is conducted, in each case either before, on or after the Closing;

     (C) any Environmental Claim relating to or in connection with the Norwalk Site, the Shadyside Site, the Orrville Site, the Kings Mountain Site, the Bellaire Site, or the Farmington Hills Site, regardless of whether relating to the Business and regardless of when made or asserted but excluding any Environmental Claim for which Sellers indemnify Purchaser pursuant to Section 9.02 (a)(iv), such exclusion being applicable only if (x) the facts, events or conditions underlying such Environmental Claim were created or first caused before the Closing Date, and (y) the Escrow Agreement shall not have expired and (z) there are sufficient sums remaining under the Escrow Agreement to cover any such Environmental Claim; or

     (D) any claim relating to the payment of benefits or other compensation, cash, medical, other health benefit and workers’ compensation claims in connection with the employment or termination of employment of any Business Employees, whether incurred or accrued prior to, at or after the Closing, not otherwise expressly payable by Seller pursuant to the terms of this Agreement;

          provided, however, Sellers and Purchaser agree that Purchaser shall have the right to satisfy any Losses (whether incurred by a Purchaser Indemnified Party or a Seller Indemnified Party) associated with any of the items identified in clause (iv)(A) and (B) of this Section 9.03(a) from funds held under the Escrow Agreement.

          (b) A Seller Indemnified Party shall give Purchaser written notice of any matter which such Seller Indemnified Party has determined has given rise to a right of indemnification under this Agreement no later than forty-five (45) days after such determination (or such earlier date as may be necessary for Purchaser to protect its rights appropriately), stating, to the extent then known, the specific nature of the identified condition, the amount of the Loss, if known, and method of computation thereof, containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises, stating in reasonable detail the specific grounds therefor and including all evidence necessary to demonstrate the soundness thereof. The obligations and Liabilities of Purchaser under this Article IX with respect to Losses arising from Third Party Claims shall be governed by and be contingent upon the following additional terms and conditions: if a Seller Indemnified Party shall receive notice of any Third Party Claim, such Seller Indemnified Party shall give Purchaser written notice of such Third Party Claim no later than thirty (30) days (or such earlier date as may be necessary for Purchaser to protect its rights appropriately) after the receipt by Seller Indemnified Party of such notice. Purchaser shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives written notice of its intention to do so to such Seller Indemnified Party no later than fifteen (15) days after the receipt of such written notice from Seller Indemnified Party. If Purchaser elects to assume the defense of any such Third Party Claim, Seller Indemnified Party may participate in such defense, but at its sole expense. In the event that Purchaser exercises the right to undertake any such defense against any such Third Party Claim as provided above, Seller Indemnified Party shall reasonably cooperate with Purchaser in such defense (including, without limitation, in making any counterclaim against the Person asserting the Third Party Claim, or in making any cross-complaint against any Person) and make available to Purchaser, at Purchaser’s request and expense, the relevant witnesses, records, materials and information in Seller Indemnified Party’s possession or under Seller Indemnified Party’s control relating thereto as is reasonably requested by Purchaser. Similarly, in the event Seller Indemnified Party is conducting the defense against any such Third Party Claim, Purchaser shall reasonably cooperate with Seller Indemnified Party in such defense (including, without limitation, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person) and make available to Seller Indemnified Party, at Seller Indemnified Party’s request and at Purchaser’s expense, the relevant witnesses, records, materials and information in Purchaser’s possession or under

Purchaser’s control relating thereto as is reasonably requested by Seller Indemnified Party. If Purchaser elects to direct the defense of any Third Party Claim, Seller Indemnified Party shall not pay, or permit to be paid, any part of any such Third Party Claim, unless Purchaser consents in writing to such payment, or unless Purchaser withdraws from the defense of such Third Party Claim, or unless a final judgment from which no appeal may be taken by or on behalf of Purchaser, is entered against any of Sellers for such Third Party Claim, or unless, due to the financial condition of Purchaser, Seller Indemnified Party shall reasonably believe that the Third Party Claim is unlikely to be paid by Purchaser. If Purchaser shall elect not to assume the defense of the Third Party Claim, Seller Indemnified Party shall have the right to undertake the defense thereof, provided that Seller Indemnified Party shall not settle such Third Party Claim or forego any appeal with respect thereto without Purchaser’s prior written consent.

     SECTION 9.04. Limits on Indemnification.

          (a) Notwithstanding anything to the contrary contained in this Agreement: (i) no Party shall be liable for any indirect, special, incidental, exemplary, punitive (except to the extent arising from Third Party punitive damages) or consequential Losses or for any lost profits of any other Party; (ii) no indemnification obligation of any of Sellers shall arise under this Agreement for any breach or Third Party Claim solely to the extent such obligation has arisen or increased as a result of any change in applicable Laws (including Environmental Laws) after the date hereof; (iii) the maximum amount of indemnifiable Losses for which indemnification may be sought from any of Sellers shall be limited to the Escrow Amount held under the Escrow Agreement plus, in the case of Sellers, with respect to any Retained Liabilities, amounts in the Retention Account from time to time, provided, however, that any Losses of Purchaser that are Qualified Retained Liabilities shall be paid first from the Retention Account, until such time as no funds shall remain therein, after which time they shall be paid from the Escrow Amount, (iv) the maximum amount of indemnifiable Losses for which indemnification may be sought from Purchaser shall be limited to an amount equal to the Escrow Amount deposited with the Escrow Agent as of the Closing Date; provided that, as to Purchaser’s indemnification obligation to Sellers for Assumed Liabilities pursuant to Section 9.03 (a)(ii), there shall be no cap on the amount of indemnifiable Losses, (v) with respect to contingent or unquantifiable Losses, no payment will be due by any Indemnifying Party unless and until the relevant Losses cease to be contingent or may be quantified, provided that, for the avoidance of doubt, a claim may be made with respect to such Losses within the time periods provided under this Agreement and, if so timely made, such Losses may be recoverable if and when they are no longer contingent or unquantifiable; (vi) with respect to contingent Losses resulting from Third Party Claims, no such contingent Losses may be asserted as a Third Party Claim under this Article IX unless and until an identifiable third party shall have manifested (x) a present awareness of its right to assert such Third Party Claim and (y) a present intent to assert such Third Party Claim; and (vii) Sellers shall not be liable for any claim for indemnification pursuant to any provision of this Agreement, unless Sellers receive from Purchaser written notice of such claim, in accordance with Section 9.02(b), on or before the second anniversary of the Closing Date.

          (b) Each Party shall use commercially reasonable efforts to mitigate all such Losses immediately after becoming aware of any event that could reasonably be expected to give rise to such Losses.

          (c) Indemnification payments for Losses pursuant to this Article IX shall be made (i) taking into account any deduction, credit or other Tax benefit (“Tax Benefits”) actually recognized by the Indemnified Party with respect to such Loss in the tax year in which the indemnification payment is determined to be due and payable; and (ii) after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment recoverable by the Indemnified Party from any third party with respect thereto, less any cost actually incurred by the Indemnified Party in the collection of any such proceeds, indemnity, contribution or other similar payment, including increased premium costs associated with recovery of insurance proceeds with respect to such Losses. In determining the amount of any such Tax Benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnification payment hereunder or the incurrence or payment of any indemnified Loss. In addition, any amount actually recovered by an Indemnified Party from third parties with respect to a Loss which has already been indemnified by an Indemnifying Party shall be promptly paid over by the Indemnified Party to the Indemnifying Party up to the amount of such indemnified payment; provided, however, that in no event shall the Indemnified Party be required to pay over to the Indemnifying Party the amount of any Tax Benefit recognized by the Indemnified Party with respect to such indemnified payment that is being reimbursed to the Indemnifying Party.

     SECTION 9.05. Sole Remedy. Except for specific performance as contemplated by Section 11.11 hereof and injunctive relief as contemplated by Section 11.10 hereof and except for claims or causes of action which arise by reason of the deliberate concealment or intentional misrepresentation by any of the persons set forth in Section 9.05 of the Disclosure Schedule of information which is required to be disclosed pursuant to the terms of this Agreement, each Party hereby acknowledges and agrees that, after the Closing, its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Article IX. In furtherance of the foregoing, except (i) as to any instance of deliberate concealment or intentional misrepresentation by any of the persons set forth in Section 9.05 of the Disclosure Schedule of information which is required to be disclosed pursuant to the terms of this Agreement as set forth in the foregoing sentence and (ii) as set forth in Sections 11.10 and 11.11, Purchaser hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims, causes of action, and remedies it may have against any of Sellers and every other Seller Indemnified Party, arising under or based upon any Law (including, without limitation, any such rights, claims or causes of action arising under or based upon common law or otherwise, whether sounding in breach of contract, negligence or other tort, fraud, violation of the securities laws of any jurisdiction, or otherwise) and hereby covenants not to assert any such claim in any form of action, including without limitation any direct action or by way of counterclaim, cross-claim, contribution, indemnity, or otherwise. Similarly, except for claims or causes of action which arise by reason of the deliberate concealment or intentional misrepresentation by the managing member of Purchaser or as set forth in Sections 11.10 and 11.11, Sellers hereby waive, to the fullest extent permitted under applicable Law, any and all rights, claims, causes of action and remedies any of Sellers may have against Purchaser and every other Purchaser Indemnified Party, arising under or based upon any Law (including, without limitation, any such rights, claims or causes or action arising under or based upon common law or otherwise, whether sounding in breach of contract, negligence or other tort, fraud, violation of the securities laws of any jurisdiction, or otherwise).

     SECTION 9.06. No Rescission. Anything herein to the contrary notwithstanding but without prejudice to a Party’s right to terminate this Agreement prior to Closing, no breach of any representation, warranty, covenant or agreement contained herein or in the Ancillary Agreements shall give rise to any right on the part of Purchaser or any of Sellers to rescind this Agreement, the Ancillary Agreements or any of the transactions contemplated hereby or thereby.

     SECTION 9.07. Waiver of Bulk Sales Requirement. Each of the Parties waives compliance with any applicable bulk sales law, including without limitation the U.S. Uniform Commercial Code Bulk Transfer provisions and all state bulk sales Tax notification requirements and related provisions.

ARTICLE X

TERMINATION AND WAIVER

     SECTION 10.01. Termination. This Agreement may be terminated at any time prior to the Closing:

          (a) by either Sellers or Purchaser if the Closing shall not have occurred by the date that is ninety (90) days after the date of this Agreement; provided, however, that the right to terminate this Agreement under this Section 10.01(a) shall not be available to any Party whose failure to fulfill any obligation under this Agreement or any Ancillary Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the date of termination; or

          (b) by either Purchaser or Sellers in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement or any Ancillary Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the date of termination; or

          (c) by Purchaser in writing, if any event (other than the failure of Purchaser to comply with its obligations under this Agreement) or breach of any provision of this Agreement by any of Sellers occurs, which breach has not been cured (if curable) within 20 days after written notice thereof, and as a result of such event or breach, it is reasonably likely that any of the conditions in Section 8.02 will not to be satisfied; or

          (d) by Seller, if any event (other than the failure of any Seller to comply with its obligations under this Agreement) occurs, or breach of any provision of this Agreement by Purchaser occurs, which breach has not been cured (if curable) within 20 days after written notice thereof, and as a result of such event or breach, it is reasonably likely that any of the conditions in Section 8.01 will not to be satisfied;

          (e) by the mutual written consent of Sellers and Purchaser; or

          (f) by Seller or Purchaser if Purchaser shall have been unable to obtain the requisite financing to consummate the transactions contemplated hereby on terms reasonably satisfactory to Purchaser.

     SECTION 10.02. Effect of Termination.

          (a) In the event of termination of this Agreement as provided in Section 10.01, this Agreement shall forthwith become void and there shall be no liability on the part of any Party except (i) as set forth in this Section 10.02 and Section 11.01; and (ii) as set forth in the Confidentiality Agreement.

          (b) In the event of a termination of this Agreement (i) by Sellers in accordance with Section 10.01(d), or (ii) by Purchaser in violation of the provisions of Section 10.01 hereof, either (A) Seller may, to the extent permitted by applicable Law, seek specific performance pursuant to Section 11.11, or (B) Purchaser shall pay to Sellers, immediately upon request from Seller, all Expenses (as defined below) of Sellers. For the purposes of this Section 10.02(b), “Expenses” shall mean all documented out-of-pocket expenses and fees (including, without limitation, fees and expenses payable to all banks, investment banking firms, and other Persons and their respective agents and counsel, and all fees of legal counsel, accountants, experts and consultants to Sellers, and all filing fees, as applicable) actually incurred or accrued by any of Sellers or on their behalf in connection with the transactions contemplated by this Agreement and the negotiation, preparation, execution and performance of this Agreement and the Ancillary Agreements, and any commitments or agreements relating thereto.

          (c) In the event of a termination of this Agreement (i) by Purchaser in accordance with Section 10.01(c) or (ii) by Sellers in violation of the provisions of Section 10.01 hereof, either (A) Purchaser may, to the extent permitted by applicable Laws, seek specific performance pursuant to Section 11.11, or (B) Seller shall pay to Purchaser, immediately upon request from Purchaser, all Expenses (as defined below) of Purchaser. For the purposes of this Section 10.02(c), “Expenses” shall mean all documented out-of-pocket expenses and fees (including, without limitation, fees and expenses payable to all banks, investment banking firms, and other Persons and their respective agents and counsel, and all fees of legal counsel, accountants, experts and consultants to Purchaser, and all filing fees, as applicable) actually incurred or accrued by Purchaser or on its behalf in connection with the transactions contemplated by this Agreement and the negotiation, preparation, execution and performance of this Agreement and the Ancillary Agreements, and any commitments or agreements relating thereto.

          (d) In the event of a termination of this Agreement by Seller or Purchaser in accordance with Section 10.01(f) hereof, Purchaser shall pay to Sellers, immediately upon request from Seller, all Expenses, as such term is defined in subsection (b) hereof and Purchaser shall have no further liability to Sellers under this Agreement (including without limitation any obligation with respect to Section 11.11).

     SECTION 10.03. Extension; Waiver. Except as set forth in Section 9.07, each Party may (i) extend the time for the performance of any of the obligations or other acts of the other Parties; (ii) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered by the other Parties pursuant hereto; or (iii) waive compliance with any of the agreements or conditions of the other Parties contained herein or in any document delivered by the other Parties pursuant hereto. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement or any Ancillary Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

ARTICLE XI

GENERAL PROVISIONS

     SECTION 11.01. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

     SECTION 11.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by telecopy or by registered mail (postage prepaid, return receipt requested) to the relevant Party at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.02):

(a)	if to any of Sellers:

Mayflower Vehicle Systems, Inc. 37900 Interchange Drive Farmington Hills, Michigan 58445 Tel: (248) 473-7500 Fax: (248) 473-7072 Attention: Gordon Boyd, President and CEO

with a copy to:

The Mayflower Corporation Plc (In Administration) c/o Deloitte & Touche LLP Athene Place 66 Shoe Lane London EC4A 3BQ United Kingdom Tel: +44 (0)207 936 3000 Fax: +44 (0)207 007 3442

Attention: Mr. Nicholas G. Edwards, Administrator

with a second copy to:

Alston & Bird LLP 90 Park Avenue New York, NY 10016 Tel. : 212-210-9400 Fax : 212-210-9444 Attention: David W. Detjen, Esq.

if to Purchaser: Commercial Vehicle Group, Inc. 4508 IDS Center Minneapolis, Minnesota 54402 Telecopy: Attention: Scott Rued, Chairman

with a copy to:

Kirkland and Ellis LLP 200 East Randolph Drive Chicago, IL 60601 Telecopy: (312) 861-2200 Attention: John A. Schoenfeld

     SECTION 11.03. Public Announcements. No Party shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media regarding this Agreement without prior notification to the other Parties, and the Parties shall cooperate as to the timing and contents of any such press release or public announcement. Notwithstanding the foregoing, any Party may make an announcement concerning the purchase and sale of the Business or any ancillary matter without prior notification to the other Parties if required by (i) the Laws of any relevant jurisdiction, (ii) any existing contractual obligations, or (iii) any Governmental Authority to which either Party is subject or submits, wherever situated, whether or not the requirement has the force of Law; provided, however, that, in any such case, the relevant Party shall take such steps as may be reasonable and practicable under the relevant circumstances to agree on the contents of such announcement with the other Parties before making such an announcement.

     SECTION 11.04. Headings. The descriptive headings contained in this Agreement (including the Exhibits and Disclosure Schedule) are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 11.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced pursuant to any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

     SECTION 11.06. Entire Agreement. This Agreement, the Confidentiality Agreement, and the Ancillary Agreements constitute the entire agreement of the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between any of Sellers and Purchaser with respect to the subject matter hereof.

     SECTION 11.07. Assignment. Except as otherwise provided in this Agreement, none of Purchaser nor any of Sellers may assign or transfer this Agreement or any of their respective rights or obligations hereunder in any manner whatsoever, by operation of Law or otherwise (including, without limitation, by merger, contribution, spin-off or otherwise), without the prior written consent of Purchaser or Seller, as the case may be, which consent may be granted or withheld in the sole discretion of Seller and any attempted assignment thereof shall be void; provided, that Purchaser may assign all or any portion of its rights hereunder to any Affiliate of Purchaser or as collateral to any lender or other financing source; provided, further, that no such assignment shall relieve Purchaser of its obligations hereunder.

     SECTION 11.08. No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their permitted assigns and, except as expressly permitted herein or pursuant to Article IX with respect to a Purchaser Indemnified Party and a Seller Indemnified Party, nothing herein is intended to or shall confer upon any other Person, any right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

     SECTION 11.09. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, Seller and Purchaser, or (b) by a written waiver in accordance with Section 10.03.

     SECTION 11.10. Governing Law; Dispute Resolution. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Any controversy or claim arising out of or relating to this Agreement or any of the Ancillary Agreements, or the negotiation, breach, or consummation thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. Without limiting the generality of the foregoing, any issue relating to the arbitrability of any such controversy or claim shall be resolved by arbitration pursuant to this Section 11.10. The arbitration under this Section 11.10 shall be held in New York, New York, shall be conducted in the English language, and shall be conducted before three arbitrators mutually agreeable to Seller and Purchaser, or if no agreement can be reached, then selected by the American Arbitration Association, but in any event each arbitrator shall be a licensed attorney with at least twelve (12) years’ experience in merger-and-acquisition transactions. The discovery period shall be limited to sixty (60) days after the appointment of the arbitrators and each Party shall be entitled to depose no more than five (5) witnesses. The arbitrators shall render a reasoned opinion in writing in support of their decision, and shall award reimbursement of attorneys’ and other experts’ fees and disbursements and other costs of arbitration to the prevailing party, in such manner as the arbitrators shall deem appropriate. In addition, the losing party or parties shall reimburse the prevailing party or parties for attorneys’ fees and disbursements and court costs incurred by the prevailing party in successfully seeking any preliminary equitable relief or judicially enforcing any arbitration award. The provisions of this Section 11.10 shall not be deemed to preclude any party hereto from seeking preliminary injunctive or other equitable relief to protect or enforce its rights hereunder, or to prohibit any court from making preliminary findings of fact in connection with granting or denying such preliminary injunctive relief pending arbitration, or to preclude any party hereto from seeking permanent injunctive or other equitable relief after and in accordance with the decision of the arbitrators. Nothing herein shall be construed to mean that any decision of the arbitrators is subject to judicial review or appeal, and the parties hereto hereby waive any and all rights of judicial appeal or review, on any ground whatsoever.

     SECTION 11.11. Specific Performance. The Parties agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that, to the extent permitted by applicable Laws, the Parties shall be entitled to specific performance of the terms hereof.

     SECTION 11.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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      IN WITNESS WHEREOF, Sellers and Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MAYFLOWER VEHICLE SYSTEMS, INC.
By	/s/ VINCE SPIRKO
Name:	Vince Spirko
Title:	Secretary

MAYFLOWER VEHICLE SYSTEMS MICHIGAN, INC.
By	/s/ VINCE SPIRKO
Name:	Vince Spirko
Title:	Secretary

WAYNE STAMPING AND ASSEMBLY, LLC
By	/s/ VINCE SPIRKO
Name:	Vince Spirko
Title:	Secretary

WAYNE-ORRVILLE INVESTMENTS, LLC
By	/s/ VINCE SPIRKO
Name:	Vince Spirko
Title:	Secretary

CVG ACQUISITION LLC
By	/s/ [ILLEGIBLE]
Name:
Title: